Exhibit 99.2

AUDIT COMMITTEE REPORT

To the Shareholders of CHC Helicopter Corporation

The Audit Committee oversees the financial reporting process on behalf of the Board of Directors.  In order to carry out this responsibility, the Committee, composed of Directors all of whom are independent of management, meets quarterly to review and approve the Company’s interim and annual financial statements and, in the case of the annual financial statements, recommend their approval to the Board of Directors.  The Audit Committee also reviews, on a continuing basis, any reports prepared by the Company’s external auditors relating to its accounting policies and procedures, as well as its internal controls.  Financial information prepared for securities commissions and other regulatory bodies is also examined by the Audit Committee before filing.  The Committee meets independently with management, the internal auditors and the external auditors to review the involvement of each in the financial reporting process.  These meetings are designed to facilitate any private communication with the Committee desired by each party.  The Audit Committee recommends the appointment of the Company’s external auditors, who are elected annually by the Company’s shareholders.

Jack Mintz, Ph.D.
Chairman of the Audit Committee
Vancouver, Canada
January 24, 2008

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MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

Management is responsible for the integrity and objectivity of the financial information presented in this Annual Report.  The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada.  The financial information presented elsewhere in this report is consistent with that shown in the accompanying consolidated financial statements.

Management is also responsible for developing and maintaining the necessary systems of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded and the financial records form a reliable base for the preparation of accurate and timely financial information.

The Board of Directors is responsible for ensuring management fulfills its responsibilities for financial reporting and internal control.  The Board carries out this responsibility principally through its Audit Committee.  The Audit Committee of the Board of Directors, which consists solely of non-management directors, reviews the consolidated financial statements and recommends them to the Board for approval.  The shareholders’ auditors have full and unrestricted access to the Board of Directors and the Audit Committee and meet periodically with them to discuss audit, financial reporting and related matters.

Sylvain Allard, MBA President and Chief Executive Officer	Rick Davis, CA Senior Vice President and Chief Financial Officer
Vancouver, Canada
January 24, 2008

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MANAGEMENT’S REPORT ON
INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the President & Chief Executive Officer and the Senior Vice-President & Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  It includes those policies and procedures that:

(a)	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and the directors of the Company; and

(c)
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

We have excluded from our assessment the internal control over financial reporting at BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”) which was acquired on March 8, 2007 as described in Note 11 of the notes to our audited consolidated financial statements for the year ended April 30, 2007.  BHS’ total and net assets and total revenues represented $58 million (2.8%), $25 million (4.4%) and $6 million (0.5%), respectively, of the corresponding financial statement amounts as of, and for the year ended, April 30, 2007.  The net loss of BHS included in consolidated net income was $0.3 million (0.7%) for the year ended April 30, 2007.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  Internal control over financial reporting also can be circumvented by collusion or improper overrides.  Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process, and it is possible to design into the process safeguards to reduce, though not eliminate, this risk.  Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

After the Company filed its Original Annual Report for the year ended April 30, 2007, the Company identified an error in its previously issued audited consolidated financial statements and concluded that the financial statements included in the Original Annual Report should be restated, as discussed in Note 32 to the consolidated financial statements included elsewhere in this Amended Report.  The Company determined that this error resulted from a material weakness in the operating effectiveness of the Company's internal controls over financial reporting relative to the identification and accounting for embedded derivatives under US GAAP.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

As a result of the deficiency described above, the Company’s management has revised its earlier assessment and has now concluded that the Company had a material weakness as at April 30, 2007 and, therefore, the Company’s internal control over financial reporting was not effective as of such date.

The framework on which such re-evaluation was based is contained in the report entitled “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO” Report”).

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Management’s revised assessment of the effectiveness of the Company’s internal controls over financial reporting as of April 30, 2007, has been audited by Ernst & Young LLP, the independent auditors, who also audited the Company’s consolidated financial statements for the year ended April 30, 2007.  As stated in the Independent Auditors’ Report on Internal Controls, they have expressed an unqualified opinion on management’s revised assessment of the Company’s internal control over financial reporting and because of the effect of the material weakness described above they have amended their opinion and now conclude that the Company has not maintained effective internal control over financial reporting as of April 30, 2007.

Sylvain Allard, MBA President and Chief Executive Officer	Rick Davis, CA Senior Vice President and Chief Financial Officer
Vancouver, Canada
January 24, 2008

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INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

TO THE SHAREHOLDERS OF CHC HELICOPTER CORPORATION

We have audited the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2007 and 2006 and the consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the two-year period ended April 30, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2007 in accordance with Canadian generally accepted accounting principles.

As described in Note 32, the consolidated financial statements have been restated.

We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 26, 2007 (except for internal control over financial reporting related to Notes 32 and 33(b) and the material weakness described in the sixth paragraph of that report, as to which the date is January 24, 2008), expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

Chartered Accountants
Vancouver, Canada
July 26, 2007
(except for Notes 32 and 33(b), as to which the date is January 24, 2008)

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INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS
(UNDER THE STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES))

TO THE SHAREHOLDERS OF CHC HELICOPTER CORPORATION

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that CHC Helicopter Corporation maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  CHC Helicopter Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our report dated July 26, 2007, we expressed an unqualified opinion on management’s previous assessment that the Company maintained effective internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.  As described in the following paragraph, the Company subsequently identified a misstatement in its annual consolidated financial statements.  Such matter was considered to be a material weakness as further discussed in the following paragraph.  Accordingly management has revised its assessment about the effectiveness of the Company’s internal control over financial reporting and our present opinion on the effectiveness of the Company’s internal control over financial reporting as of April 30, 2007, as expressed herein, is different from that expressed in our previous report.

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A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The following material weakness has been identified and included in management’s assessment. In its assessment as of April 30, 2007, management has concluded that the controls in place relating to embedded derivative identification were not operating effectively to provide reasonable assurance that certain embedded derivative instruments relating to the Company’s contracts would be properly recorded and disclosed in the financial statements, and that this is a material weakness in internal control over financial reporting.  As a result, on January 23, 2008 the Company’s Board of Directors approved the Restatement of the Company’s previously issued consolidated financial statements for the years ended April 30, 2007 and 2006.  Since the initial documentation did not include certain contracts that contained terms that would be considered embedded derivatives under the requirements of SFAS No. 133, any changes in the market value of these embedded derivatives should have been recorded through the Consolidated Statements of Income in Note 32 to the Company’s consolidated financial statements reconciling the consolidated financial statements to accounting principles generally accepted in the United States of America.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2007 consolidated financial statements, and this report does not affect our report dated July 26, 2007, except for Note 32 and 33(b), as to which the date is January 24, 2008, on those consolidated financial statements.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of BHS – Brazilian Helicopter Services Taxi Aero S.A., which is included in the April 30, 2007 consolidated financial statements of CHC Helicopter Corporation and constituted $58 million (2.8%) and $25 million (4.4%) of total and net assets, respectively, as of April 30, 2007 and $6 million (0.5%) of revenues for the year then ended.  The net loss of BHS – Brazilian Helicopter Services Taxi Aero S.A. included in CHC Helicopter Corporation’s consolidated net income was $0.3 million (0.7%) for the year ended April 30, 2007.  Our audit of internal control over financial reporting of CHC Helicopter Corporation also did not include an evaluation of the internal control over financial reporting of BHS – Brazilian Helicopter Services Taxi Aero S.A.

In our opinion, management’s assessment that CHC Helicopter Corporation did not maintain effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on the COSO criteria.  Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, CHC Helicopter Corporation did not maintain effective internal control over financial reporting as of April 30, 2007 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CHC Helicopter Corporation as at April 30, 2007 and 2006 and the consolidated statements of income and retained earnings and cash flows for each of the years in the two-year period ended April 30, 2007 and our report dated July 26, 2007 (except for Notes 32 and 33(b), as to which the date is January 24, 2008) expressed an unqualified opinion thereon.

Chartered Accountants
Vancouver, Canada
July 26, 2007
(except for internal control over financial reporting related to Notes 32 and 33(b) and the material weakness described in the sixth paragraph above, as to which the date is January 24, 2008)

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CONSOLIDATED BALANCE SHEETS
AS AT APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)
INCORPORATED UNDER THE LAWS OF CANADA

	2007	2006
Assets (Note 14)
Current assets
Cash and cash equivalents (Note 6)	$89,511	$26,331
Receivables (Note 7)	277,767	246,217
Future income tax assets (Note 22)	32,169	26,859
Inventory	126,315	91,884
Prepaid expenses	55,121	10,619
Assets of discontinued operations (Note 5)	3,961	3,857
	584,844	405,767

Property and equipment, net (Note 8)	1,092,664	919,364
Investments (Note 9)	7,478	5,422
Intangible assets (Note 10)	17,874	640
Goodwill (Note 11)	55,276	1,224
Other assets (Note 12)	290,936	296,352
Future income tax assets (Note 22)	34,678	39,848
Assets of discontinued operations (Note 5)	18,469	17,465
	$2,102,219	$1,686,082

Liabilities and shareholders’ equity
Current liabilities
Payables and accruals	$340,912	$227,646
Deferred revenue	2,057	2,608
Dividends payable	11,241	8,548
Income taxes payable	7,498	7,018
Future income tax liabilities (Note 22)	9,813	8,852
Current portion of debt obligations (Note 14(a))	333,728	24,948
Liabilities of discontinued operations (Note 5)	2,979	4,037
	708,228	283,657

Long-term debt (Note 14(a))	64,168	150,982
Senior subordinated notes (Note 14(b))	442,680	448,120
Other liabilities (Note 16)	139,791	132,431
Future income tax liabilities (Note 22)	193,172	176,708
Liabilities of discontinued operations (Note 5)	2,900	3,450
Shareholders’ equity	551,280	490,734
	$2,102,219	$1,686,082

Commitments, Guarantees and Contingencies (Notes 14, 26, 28 and 29)

On behalf of the Board:

Mark Dobbin Chairman	Jack M. Mintz, Ph.D. Director
See accompanying notes

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CONSOLIDATED STATEMENTS OF EARNINGS
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2007	2006
Revenue (Note 31(a))	$1,149,107	$997,087
Direct costs	(924,714)	(788,501)
General and administration costs	(43,388)	(27,895)
Amortization	(65,303)	(55,470)
Restructuring (costs) recovery (Note 15)	2,341	(16,150)
Loss on disposal of assets	(2,987)	(5)
Operating income	115,056	109,066
Financing charges (Note 14(d))	(58,296)	(52,974)
Earnings from continuing operationsbefore income taxes and undernoted items	56,760	56,092
Gain on sale of long-term investments (Note 9)	-	37,558
Equity earnings of associated companies and non-controlling interest	1,053	6,564
Income tax provision (Note 22)	(16,826)	(10,509)
Net earnings from continuing operations	40,987	89,705
Net earnings from discontinued operations (Note 5)	2,167	1,005
Net earnings before extraordinary item	43,154	90,710
Extraordinary item, net of tax (Note 11(b))	810	-
Net earnings	$43,964	$90,710
Earnings per share (Note 23)
Basic
Net earnings from continuing operations	$0.97	$2.14
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	-
Net earnings	1.04	2.16
Diluted
Net earnings from continuing operations	$0.90	$1.95
Net earnings from discontinued operations	0.05	0.02
Extraordinary item	0.02	-
Net earnings	0.97	1.97

See accompanying notes

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CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2007	2006
Retained earnings, beginning of year	312,481	238,854
Net earnings	43,964	90,710
Dividends	(21,912)	(17,083)
Retained earnings, end of year	334,533	312,481
Capital stock (Note 17)	252,505	240,152
Contributed surplus (Note 17)	5,042	4,363
Foreign currency translation adjustment (Note 20)	(40,800)	(66,262)
Total shareholders’ equity	$551,280	$490,734
Dividends declared per participating voting share	$0.50	$0.40

See accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS
YEAR ENDED APRIL 30 (IN THOUSANDS OF CANADIAN DOLLARS)

	2007	2006
Operating activities
Net earnings from continuing operations	$40,987	$89,705
Operating items not involving cash:
Amortization	65,303	55,470
Loss (gain) on disposals of assets and long-term investments	2,987	(37,553)
Equity earnings of associated companies and non-controlling interest	(1,053)	(6,564)
Income taxes	5,256	2,611
Defined benefit pension plans	887	(2,015)
Amortization of contract credits and deferred gains	(15,293)	(15,616)
Prepaid aircraft rental	(15,326)	(1,453)
Claims reserve	(5,141)	3,408
Deferred revenue	(685)	6,083
Long-term receivables from BHS - Brazilian Helicopter Services Taxi Aereo Ltda. prior to acquisition	(17,324)	-
Other	2,819	(6,957)
	63,417	87,119
Change in non-cash working capital (Note 24)	(37,199)	(55,020)
Cash flow from operations	26,218	32,099
Financing activities
Long-term debt proceeds	386,889	595,345
Long-term debt repayments	(166,344)	(497,089)
Dividends paid	(19,211)	(14,939)
Capital stock issued	6,297	496
Other	(379)	(7,338)
	207,252	76,475
Investing activities
Property and equipment additions	(393,246)	(280,701)
Helicopter major inspections	(30,066)	(23,612)
Proceeds from disposal of assets and long-term investments	318,320	313,694
Junior loans receivable	(17,809)	481
Aircraft deposits	(46,683)	(124,990)
Restricted cash	6,835	(5,565)
Advances to BHS - Brazilian Helicopter Services Taxi Aereo Ltda. prior to acquisition	(1,780)	(3,892)
Cash on acquisition of BHS - Brazilian Helicopter Services Taxi Aereo Ltda., net of acquisition costs	1,674	-
Other	(6,524)	432
	(169,279)	(124,153)
Effect of exchange rate changes on cash and cash equivalents	(150)	(10,623)
Cash provided by (used in) continuing operations	64,041	(26,202)
Cash (used in) provided by discontinued operations (Note 5)	(861)	1,142
Change in cash and cash equivalents during the year	63,180	(25,060)
Cash and cash equivalents, beginning of year	26,331	51,391
Cash and cash equivalents, end of year	$89,511	$26,331

See accompanying notes (Supplemental cash flow information, Note 19)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2007 AND 2006 (TABULAR AMOUNTS IN THOUSANDS UNLESS OTHERWISE NOTED, EXCEPT PER SHARE AMOUNTS)

1.	DESCRIPTION OF THE BUSINESS

CHC Helicopter Corporation (“CHC”) is a leading provider of helicopter transportation services to the global oil and gas industry.  CHC currently operates in over 30 countries, with major operating units in Europe (Norway, the Netherlands and the United Kingdom), South Africa, Australia, Canada, and more recently, Brazil.  CHC principally provides helicopter transportation services to the oil and gas industry for production and exploration activities as well as emergency medical and search and rescue (“EMS/SAR”) services.  The Company also provides repair and overhaul and other helicopter support services including aircraft leasing, parts sales and distribution and inventory management.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements (“financial statements”) include the accounts of CHC Helicopter Corporation and its directly and indirectly controlled subsidiaries (collectively, the “Company”).  All inter-company transactions and balances have been eliminated upon consolidation.  The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are in accordance with generally accepted accounting principles in the United States (“US GAAP”) except as described in Note 32.

In the opinion of management, all adjustments necessary for a fair presentation are reflected in the financial statements.

Certain prior period amounts have been reclassified to conform to the current period’s presentation.  The most significant changes are as a result of the current year’s presentation of the results of Survival-One Limited (“Survival-One”) in discontinued operations.  The comparative consolidated balance sheet, statements of earnings and cash flows have been reclassified to reflect the results of Survival-One in discontinued operations (Note 5).

Foreign currency translation

Balance sheet and income statement transactions denominated in other than the functional currency of the operating divisions are translated into the divisions’ functional currency at the rate of exchange at the beginning of the month in which the transaction occurred except for material transactions which are translated at the spot foreign exchange rate.  At each balance sheet date foreign currency denominated monetary assets and liabilities are revalued at the foreign exchange rate in effect at such date.

The Company’s foreign subsidiaries are financially and operationally self-sustaining.  Accordingly, the current rate method is used for the translation of their financial statements to Canadian dollars upon consolidation.  Under this method, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expense items are translated at the average exchange rate in effect during the period.  Exchange gains or losses arising from the current rate method of translation are deferred in a separate component of shareholders’ equity.  Such gains or losses are included in the determination of net earnings when there is a reduction in the net investment in the foreign subsidiary as a result of a dilution or sale of part or all of the Company’s interest in the foreign subsidiary or as a result of capital transactions including dividend distributions and capital restructuring.

The Company has certain foreign currency denominated long-term debt that has been designated as effective hedges of certain of its self-sustaining foreign subsidiaries.  Upon translation of such debt into Canadian dollars, any gains or losses are also deferred in a separate component of shareholders’ equity to be recognized in net earnings when there is a reduction in the net investment in the subsidiaries.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, with banks and investments in money market instruments with original maturities of less than 90 days that are readily convertible to known amounts of cash and that are subject to an insignificant risk of a material change in value.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts against its trade receivables for estimated losses that may arise if its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debts, customer credit worthiness and payment history when making estimates of the uncollectibility of the Company’s trade receivables, loans and other accounts receivable.  When all or part of a trade receivable is known to be uncollectible, the trade receivable and related allowance are written off.  Amounts subsequently recovered from trade receivables previously considered uncollectible and written off are recorded in income as an expense recovery in the period that the cash is collected.

Inventory

Inventory consists of consumable parts and supplies relating to flying assets, which are carried at average acquisition cost, less an allowance for obsolescence, and are charged to direct costs when used in operations.

Property and equipment

Property and equipment includes flying assets, facilities and equipment that are amortized over their estimated useful lives under the following methods:

(a)	Flying assets

(i)
Aircraft, components and spares are recorded at cost and are amortized to their estimated residual value on a straight-line basis to amortization expense over their estimated service life of 15-25 years.  At pre-determined intervals, as specified by the original manufacturer and aviation regulatory authorities, airframes require major inspections.  The cost of these major airframe inspections and modifications for both owned and leased aircraft is capitalized and amortized to amortization expense over the lesser of their estimated useful life and remaining lease term, if applicable.

(ii)
Repairable parts are recorded at cost and are amortized to their estimated residual value on a declining balance basis.  When components are retired or otherwise disposed of in the ordinary course of business, their original cost, net of salvage or sale proceeds, is charged to accumulated amortization and cost.

(b)	Facilities and equipment

Facilities are composed of hangars, heliports and other buildings housing base operations and administrative support.  Equipment includes training, repair and overhaul, manufacturing and base equipment and vehicles.  Such facilities and equipment are recorded at cost and are amortized to their estimated residual value on a declining balance basis at 5% and 20%, respectively.  Leasehold improvements associated with leased facilities and equipment are capitalized and amortized on a straight-line basis over the respective lease term.

Investments

Long-term investments through which the Company exerts significant influence over the investee are accounted for by the equity method.  Under this method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post acquisition earnings of the investee.  All other long-term investments are carried at cost and income on these investments is recognized only to the extent of dividends received.  When there has been a decline in the value of an investment that is other than temporary, the investment is written down to estimated net realizable value.

Joint ventures

Joint ventures are accounted for using the proportionate consolidation method in which the Company includes the proportionate share of revenues, expenses, assets and liabilities of the joint venture in the financial statements.

Intangible assets

The Company amortizes its intangible assets on a straight-line basis over their estimated useful lives ranging from 4 to 10 years.  Intangible assets are tested for impairment when an event or change in circumstances indicate that their carrying value may not be recoverable.

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Goodwill

Goodwill is the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.  Goodwill is not amortized.  It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired.  Goodwill is allocated to a reporting unit and any potential goodwill impairment is identified by comparing the carrying amount of the reporting unit with its fair value.  If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value and is recognized in the consolidated statements of earnings.

Deferred financing costs

Costs incurred in connection with securing debt financing are deferred and amortized over the terms of the related debt.

Pre-operating expenses

The Company defers expenses net of incremental revenues related to the operations of new businesses in the period prior to the new business being capable of consistently providing its intended product and/or service.  Deferral occurs where the expenses are related directly to placing the new business into commercial service, are incremental in nature and are considered by the Company to be recoverable from the future operations and conditions of the new business.  Deferral ceases at the earlier of the achievement of a specified commercial activity level or the passage of a specified period of time.  Amortization of the deferred expenses related to the operations of new businesses is based on their expected period of benefit, not exceeding five years.  The Company periodically evaluates the recoverability of the deferred expenses from future cash flows from operations to determine whether any write-down of such deferred expenses to net recoverable amounts is required.

Impairment of long-lived assets

The Company recognizes an impairment loss on long-lived assets when their carrying value exceeds the total expected undiscounted cash flows from their use or disposition.  The Company’s long-lived assets are tested for impairment when an event or change in circumstances indicates that their carrying value may not be recoverable.

Lease aircraft return costs

Lease aircraft return costs may arise under the terms of the Company’s lease agreements, which require that an aircraft be returned with its major components in a specified condition.  Lease return obligations estimated to be payable on the return of leased aircraft are accrued prior to the scheduled aircraft return date based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement.

Government assistance

Government assistance relating to the acquisition of facilities and equipment is deferred and amortized over the life of the assets to which it relates.  Government assistance relating to operations is recorded as income in the same period as the related expense.

Revenue recognition

The Company recognizes revenue when there is persuasive evidence of an arrangement; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable; and collection is probable.

Revenue from helicopter operations is recognized based on the terms of customer contracts that generally provide for revenue on the basis of hours flown at contract rates or fixed monthly charges or a combination of both.

Training revenue is recognized based on the terms of customer contracts that generally provide for revenue on the basis of training hours provided.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

The Company enters into long-term “Power by the Hour” or “PBH” contracts with third-party customers to provide maintenance and repair and overhaul (“R&O”) services on customer owned engines and components.  Under these contracts, customers pay a fixed fee per hour flown to the Company.  In exchange for this fee, the Company provides R&O services for the customer’s engines and components over the specific terms of the contract.  The Company has determined that these contracts contain multiple deliverables.  These deliverables are:  (i) scheduled major component overhauls at a future date when a predetermined number of hours have been used on these components and (ii) ongoing routine maintenance on major and non-major components.  The Company treats these as separate units of accounting as each of these deliverables has value to the customer on a stand-alone basis.  The residual method has been used to allocate the fair value of these deliverables.  Under this method, the amount of consideration allocated to the delivered item equals the total consideration less the fair value of the undelivered item.  The fair value of the undelivered item is based on objective and reliable evidence.  Customers are usually invoiced in advance for R&O services performed under PBH contracts.  Typically, a portion of this revenue is recognized on a monthly basis to reflect ongoing routine maintenance services provided.  The balance is recognized on a percentage of completion basis, based on the actual costs incurred and work performed, as the scheduled major component overhauls are completed.  Any loss on R&O contracts is recognized in earnings immediately when known.

Maintenance and repair costs

Maintenance and repairs for owned and leased major components, spares and repairable parts are charged to direct costs as incurred.  Certain major aircraft components are maintained by third-party vendors under PBH contractual arrangements.  The maintenance costs incurred in relation to PBH contracts are expensed on the basis of hours flown.

Pension costs and obligations

The Company has defined contribution and defined benefit pension plans covering substantially all of its employees.  In valuing accrued obligations for its defined benefit plans, because future salary levels affect the amount of employee future benefits, the Company uses the projected benefit method prorated on service and best estimate assumptions.  Pension plan assets are carried at fair values.  For purposes of calculating the expected return on assets, the Company uses the fair value of the plan assets.  The excess of unrecognized net actuarial gains and losses over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service life of the plan participants.  Prior service costs, plan amendments and transition amounts are amortized on a straight-line basis over the expected average remaining service life of the plan participants.

Income taxes

The Company uses the liability method of accounting for income taxes.  Under the liability method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using tax rates substantively enacted at the balance sheet date.  The effect of changes in income tax rates on future income tax assets and liabilities is recognized in income in the period that the change becomes substantively enacted.

Earnings per share

Basic earnings per share is based on the weighted average number of common shares outstanding for the year.  Diluted earnings per share is computed in accordance with the treasury stock method and based on the weighted average number of common shares and dilutive common share equivalents.

Stock-based compensation plans

The Company measures stock option costs using the grant-date fair value method and recognizes compensation expense on a straight-line basis over the requisite service periods of the options, which is consistent with the grade vesting terms.

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The Company uses the fair value method to account for specified stock-based compensation awards issued under the Company’s Stock Appreciation Rights Plan and Performance Units Plan (“SARs”) (Note 13).  Compensation expense related to SARs is measured as the amount by which the quoted market value of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange (“TSX”) exceeds the value as specified under the SARs plans, and is recognized on a straight-line basis over the grade vesting terms.

Financial instruments

The Company periodically enters into derivative financial instruments such as foreign forward exchange contracts and equity forward price agreements to manage foreign exchange risks.  The Company does not enter into derivative instruments for trading or speculative purposes.  To qualify for hedge accounting the financial instrument is identified as a hedge of the item to which it relates and there is reasonable assurance that it is and will continue to be an effective hedge.  The Company’s policy is to formally assess and document, both at the hedge’s inception and on a quarterly basis, whether the hedging relationships have been highly effective over the period and if there have been any changes in the credit risk of the counterparty.  Gains and losses on financial instruments designated as hedges of self-sustaining foreign operations are recorded in the foreign currency translation adjustment in shareholders’ equity.  Gains and losses on financial instruments designated as cash flow or fair value hedges are recognized in earnings in the same period as the underlying transactions.  Changes in the fair value of financial instruments not designated in hedge relationships are recognized in earnings immediately.

Gains or losses associated with financial instruments that have been terminated prior to maturity are deferred and recognized in earnings in the period in which the underlying hedged item is recognized.  In the event a hedging relationship ceases to be effective or a designated hedged item is sold, extinguished or matures prior to termination of the related financial instrument, gains or losses on such instrument are recognized in earnings in the current period.

3.	FUTURE ACCOUNTING CHANGES

(a)	Financial Instruments

Overview

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards related to financial instruments:  Section 1530 - Comprehensive Income (“Section 1530”), Section 3855 - Financial Instruments - Recognition & Measurement (“Section 3855”) and Section 3865 - Hedges (“Section 3865”).  These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006 and will be adopted by the Company on May 1, 2007.

Comprehensive Income

Section 1530 introduces the concept of comprehensive income which consists of net income and other comprehensive income (“OCI”) and represents the change in equity of an entity during a period arising from transactions and other events and circumstances from non-owner sources.  OCI represents amounts that are recognized in comprehensive income but excluded from net income as required by primary sources of GAAP.  These amounts include gains and losses on available-for-sale financial assets, exchange gains and losses arising from the translation of the financial statements of self-sustaining foreign operations, and the portion of the gain or loss on the hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.  The Company’s financial statements will include a Consolidated Statement of Comprehensive Income and accumulated other comprehensive income will be presented as a new category of shareholders’ equity in the Consolidated Balance Sheets.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

Financial Instruments - Recognition & Measurement

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3855 requires that financial assets, financial liabilities and non-financial derivatives that do not qualify for the normal purchase and sale exemption be recognized on the balance sheet at fair value on initial recognition.  Measurement in subsequent periods depends on how the financial instrument has been classified.  Financial assets and liabilities that have been classified as “held for trading” are carried at fair value with both realized and unrealized gains and losses included in net income.  Financial assets classified as “held-to-maturity”, “loans and receivables” and financial liabilities other than those classified as “held for trading” are carried at amortized cost using the effective interest method, with realized gains and losses and impairment losses recognized immediately in net income.  Financial assets classified as “available-for-sale” are carried at fair value with unrealized gains and losses reported in OCI and impairment losses recognized immediately in net income.

Derivatives are recorded on the balance sheet at fair value, including derivatives that are embedded in a non-derivative host contract where the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.  Changes in the fair value of derivatives are recognized in net income, with the exception of changes recognized in OCI for derivatives that have been designated as a cash flow hedge or a hedge of a net investment in a self sustaining foreign operation.

Hedges

Section 3865 establishes new standards for hedge accounting.  Section 3865 carries forward much of the guidance from Accounting Guideline 13 - Hedging Relationships and adds requirements detailing how to apply hedge accounting to various types of hedges.  The purpose of hedge accounting is to ensure that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period(s).  Hedge accounting is optional and certain conditions must be satisfied before a hedging relationship qualifies for hedge accounting, including identification of the specific risk exposure(s) being hedged, formal documentation of the hedging relationship at inception and reasonable assurance that the hedging relationship will be effective both at inception and throughout the term of the hedging relationship.

Section 3865 discusses three different types of hedges, a fair value hedge, a cash flow hedge and a hedge of a net investment in a self-sustaining foreign operation, and prescribes the accounting treatment for each.  A fair value hedge is a hedge of the exposure to changes in the fair value of all or a portion of a recognized asset or liability or previously unrecognized firm commitment attributable to a specified risk.  In a fair value hedge, both the hedged item and the hedging item are measured at fair value with gains and losses due to fluctuations in fair value recognized immediately in net income.  A cash flow hedge is a hedge of the exposure to variability in cash flows of a recognized asset or liability or a forecasted transaction attributable to a specified risk or variability in cash flows of a firm commitment attributable to foreign currency risk. In a cash flow hedge, there is no change to the measurement of or gain or loss recognition on the hedged item.  However, the portion of the gain or loss on the hedging item determined to be effective is recognized in OCI and released into net income in the same period the hedged item affects net income.  Any ineffective portion is recognized immediately in net income.  A hedge of a net investment in a self-sustaining foreign operation is treated such that gains and losses on the effective portion of the hedging item and hedged item are recognized in OCI.  Any ineffective portion is recognized immediately in net income.

Impact of Adoption

As at May 1, 2007, the Company will recognize all of its financial assets and liabilities in its Consolidated Balance Sheet according to their classification.  Recognition, de-recognition and measurement policies followed in financial statements for periods prior to the adoption of the financial instruments standards are not reversed and, therefore, those financial statements are not restated.  Any adjustments of previous carrying amounts are recognized as an adjustment of the balance of retained earnings or as the opening balance in a separate component of accumulated other comprehensive income.

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Adjustments to opening retained earnings may include:

•	The difference between the carrying amount and the fair value of financial assets and financial liabilities on initial measurement, other than financial assets classified as available-for-sale.
•	The difference between the carrying amount and the fair value of derivatives, other than those that are designated and effective hedging items.
•	The ineffective portion of the gain or loss on a hedging item that is determined to be an effective hedge.
•	The impact of embedded derivatives outstanding as at May 1, 2007.

Adjustments to accumulated OCI may include:

•	The difference between the carrying amount and the fair value of financial assets classified as available-for-sale.
•	The portion of the gain or loss on a hedging item that is determined to be an effective cash flow hedge or an effective hedge of a net investment in a self-sustaining foreign operation.
•	Reclassification of the unrealized foreign currency translation adjustment in the financial statements of self-sustaining foreign operations, net of hedge transactions.

(b)	Other

In July 2006, the CICA revised Section 1506 - Accounting Changes, which requires that (i) voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information, (ii) changes in accounting policy are generally applied retrospectively, and (iii) prior period errors are corrected retrospectively.  Section 1506 is effective for the Company’s fiscal year beginning May 1, 2007.  Section 1506 could have a material impact on the financial statements if a change in accounting policy were to occur.

4.	ACCOUNTING ESTIMATES AND MEASUREMENT UNCERTAINTY

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  By their nature these estimates are subject to measurement uncertainty.  The effect on the financial statements of changes in such estimates in future periods could be material and would be accounted for in the period the change occurs.  The following are significant areas in which management makes significant accounting estimates:

(a)	Recoverability of pre-operating expenses

The ability to defer pre-operating expenses is dependent on the future recoverability of the amounts from cash flows generated by the related commercial operations.  If operations perform below anticipated recoverable levels, the portion of pre-operating expenses that cannot be recovered is expensed immediately when known.  At April 30, 2007, $6.0 million (2006 - $3.7 million) in unamortized pre-operating expenses, which are expected to be recoverable from the related future cash flows of such new businesses, are included in other assets on the balance sheet.

(b)	Flying asset amortization

Flying assets are amortized to their estimated residual value over their estimated service lives.  The estimated service lives and associated residual values are based on management estimates.  Such estimates could vary materially from actual experience.

Major airframe inspection costs and modifications are capitalized and fully amortized over the lesser of their estimated useful life and remaining lease term, if applicable.

(c)	Carrying value of aircraft

Based on independent appraisals, the appraised value of the Company’s owned aircraft exceeded the carrying value by $33.1 million and $46.7 million as at April 30, 2007 and 2006, respectively (both amounts unaudited).  The recoverability of the book value of these assets is, in part, dependent on the estimates used in determining the expected period of future benefits over which to amortize aircraft.  In addition, such recoverability is dependent on market conditions including demand for certain types of aircraft and changes in technology arising from the introduction of newer, more efficient aircraft.

71

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

(d)	Inventory obsolescence

An allowance for obsolescence is provided for inventory identified as excess or obsolete to reduce the carrying costs to the lower of average acquisition cost and net realizable value.  These allowances are based on management estimates, which are subject to change.

(e)	Defined benefit employee pension plans

The Company maintains both funded and unfunded defined benefit employee pension plans in the UK, Norway, Canada and the Netherlands for approximately one-third of its active employees and certain former employees.  Several statistical and judgmental factors, which attempt to anticipate future events, are used in measuring the Company’s obligations under the plans and the related periodic pension expense.  These factors include assumptions about the rate at which the pension obligation is discounted, the expected long-term rate of return on plan assets and the rate of future compensation increases.  In addition, the Company’s actuaries use other assumptions such as withdrawal and mortality rates.  The estimates and assumptions used may differ materially from actual results due to changing market and economic conditions, changing withdrawal rates, and changing overall life spans of participants.  These differences may have a material impact on the amount of pension expense recorded and on the carrying value of prepaid pension costs and accrued pension obligations.  The Company reviews annually the assumptions used in measuring the pension plan obligations to determine their appropriateness based on actual experience and current and anticipated market conditions.

(f)	Utilization of income tax losses

The Company has accumulated $153.7 million and $45.0 million in non-capital and capital losses, respectively, as at April 30, 2007.  As detailed in Note 22, some of the non-capital losses expire between fiscal 2008 and 2027 and some carry forward indefinitely, while the capital losses carry forward indefinitely.  The Company has determined that it is more likely than not that the benefit of $96.4 million of the non-capital losses and all of the capital losses will be realized in the future and, accordingly, has recorded future tax assets of $36.3 million related to these losses.  This determination was based on assumptions regarding the reversal of existing future tax liabilities and future earnings levels in the subsidiaries with accumulated losses, and on an ability to implement tax planning measures.  If, in the future, it is determined that it is more likely than not that all or part of the future tax assets will not be realized, a charge will be made to earnings in the period when such determination is made.

(g)	Lease aircraft return costs

Lease aircraft return costs are not known with certainty until the end of the lease term.  This requires the Company to estimate the lease return obligations based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement and could vary materially from actual costs.

(h)	Aircraft operating leases

Upon entering into a new aircraft leasing arrangement, the Company evaluates whether substantially all of the benefits and risks of ownership related to the aircraft have been transferred to the lessor in order to determine if the lease is classified and recorded as capital or operating.  Currently, all of the Company’s aircraft leases are classified and recorded as operating leases.  One of the criteria in determining whether the benefits and risks have been transferred is whether the present value of the minimum lease payments is less than 90% of the fair value of the leased aircraft at the inception of the lease.  In determining whether the present value of the minimum lease payments at the beginning of the lease term is less than 90% of the fair value of the leased aircraft, the Company includes in its minimum lease payments the minimum rentals over the lease term (excluding any renewal options) and any guarantee by the Company of the residual value of the leased aircraft including junior loans, deferred payments, rebateable advance rentals, and asset value guarantees (Note 28).

The second criteria evaluated is whether there is a bargain purchase option at the end of the lease compared to the estimated fair market value of the aircraft at that time.  At the time of entering into a new aircraft leasing arrangement the Company obtains an independent appraisal from a helicopter valuation company of the estimated fair value of the aircraft at the beginning and end of the lease term.  These appraisals involve the use of estimates on the current and future condition of, and demand for, the particular aircraft type.  Different valuation companies may calculate different appraisal values for the same aircraft based on different assumptions used.

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The third criteria evaluated is whether the lease term is greater than or equal to 75% of the economic life of the leased aircraft.  The use of different estimates of fair market value and the economic life of the aircraft could result in a different lease classification.

Certain of the Company’s operating leases have junior loans, deferred payments and rebateable advance rentals due from the lessors.  Under these lease agreements, when the aircraft are sold by the lessors at the end of the lease terms, if the proceeds received are greater than the unamortized amount under the lease of the aircraft at that time, these amounts may be fully recoverable, otherwise the junior loans, rebateable advance rentals and deferred payments would not be recoverable.  As at April 30, 2007 no allowance has been recorded on these amounts and related accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease sufficient to recover these amounts.

(i)	Consolidation of variable interest entities (“VIE”s)

Under Accounting Guideline 15 - Consolidation of Variable Interest Entities, the Company is required to assess the variability of outcomes under each entity that is considered a VIE to determine whether the Company is the primary beneficiary of the VIE and would thus be required to consolidate the VIE.  In performing this assessment, the Company is required to make a number of estimates.  In addition to developing a range of possible outcomes, the Company is required to assign a probability to each potential outcome.  These estimates can significantly impact whether a particular VIE is required to be consolidated by the Company.

5.	DISCONTINUED OPERATIONS

During the fiscal year ended April 30, 2007, the Company classified Survival-One as discontinued operations as a result of the decision by management to divest of this business.  The assets and liabilities of Survival-One were measured at the lower of their carrying amount and their estimated fair value using discounted cash flows less costs to sell.  No fair value adjustment was recorded when Survival-One was classified as discontinued operations at January 31, 2007.  The Company has recorded imputed interest in the results of discontinued operations.  The results of operations of Survival-One have been reported in discontinued operations for the year ended April 30, 2007 and the prior period comparative figures have been reclassified.  Previously, these amounts were included in continuing operations in the Heli-One segment.

Subsequent to the fiscal year ended April 30, 2007, the sale of Survival-One was completed (Note 33).  Accordingly, commencing on May 1, 2007, the operations and cash flows of Survival-One have been eliminated from the ongoing operations of the Company.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

The following tables present summary balance sheets, statements of earnings and statements of cash flows of the discontinued operations included in the consolidated financial statements:

Balance Sheets	2007	2006
Assets
Receivables	$2,994	$3,109
Future income tax assets	125	-
Inventory	739	638
Prepaid expenses	103	110
	3,961	3,857
Property and equipment, net	7,289	6,720
Intangible assets	4,046	4,166
Goodwill	7,134	6,579
Total assets of discontinued operations	22,430	21,322
Liabilities
Payables and accruals	1,734	1,948
Current portion of debt obligations	-	746
Income taxes payable	1,245	1,343
	2,979	4,037
Long-term debt	-	157
Future income tax liabilities	2,900	3,293
Total liabilities of discontinued operations	5,879	7,487
Net assets of discontinued operations	$16,551	$13,835

Statements of Earnings	2007	2006
Revenue	$18,799	$17,681
Operating income	$3,508	$2,452
Net earnings from discontinued operations (i)	$2,167	$1,005

(i)	Net earnings from discontinued operations for the year ended April 30, 2007 includes income tax expense of $0.5 million (2006 - $0.4 million).

Statements of Cash Flows	2007	2006
Operating activities	$4,237	$3,617
Financing activities	(2,535)	(907)
Investing activities	(2,686)	(1,459)
	(984)	1,251
Effect of exchange rate changes on cash and cash equivalents	123	(109)
Cash provided by (used in) discontinued operations	$(861)	$1,142

6.	CASH AND CASH EQUIVALENTS

At April 30, 2007, cash includes funds restricted for current taxes withheld and payable and other current obligations totalling $7.7 million (2006 - $6.3 million).

7.	RECEIVABLES

The Company’s current receivables balance was comprised of the following:

	2007	2006
Trade receivables, net of allowance for doubtful accounts of $8.4 million (2006 - $24.5 milion)	$232,240	$192,639
Due from BHS - Brazilian Helicopter Services Taxi Aereo Ltda. (i)	-	9,641
Other receivables	45,527	43,937
	$277,767	$246,217

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(i)	BHS - Brazilian Helicopter Services Taxi Aereo Ltda. receivables are now eliminated upon consolidation effective March 8, 2007, the acquisition date of BHS (Note 11(a)).

8.	PROPERTY AND EQUIPMENT

The capital cost and related accumulated amortization of the Company’s flying assets, facilities and equipment are as follows:

	Cost	Accumulated Amortization	Net Book Value
2007
Flying Assets	$1,122,641	$149,099	$973,542
Facilities	99,680	34,761	64,919
Equipment	117,972	63,769	54,203
	$1,340,293	$247,629	$1,092,664
2006
Flying Assets	$990,067	$158,931	$831,136
Facilities	88,114	39,811	48,303
Equipment	113,224	73,299	39,925
	$1,191,405	$272,041	$919,364

Amortization of property and equipment totalled $63.5 million in fiscal 2007 (2006 - $52.9 million).

9.	INVESTMENTS

	2007	2006
Long-term investments, at equity
Luchthaven Den Helder C.V. (2007 - 50%, 2006 - 50%)	$5,072	$3,545
Aero Contractors Company of Nigeria Limited ("ACN") (2007 - 40%, 2006 - 40%)	1,406	-
Other, at cost	1,000	1,877
	$7,478	$5,422

During fiscal 2006, the Company sold its remaining interest in Canadian Helicopters Limited and its interest in Inversiones Aereas S.L. for a total gain on sale of $37.5 million.

10.	INTANGIBLE ASSETS

	2007	2006
Customer contracts and relationships, less accumulated amortization of $0.6 million (2006 - $0.1 million)	$17,121	$212
Other, net of accumulated amortization of $0.4 million (2006 - $0.2 million)	753	428
	$17,874	$640

The intangible assets were acquired as part of the acquisition of BHS during the year ended April 30, 2007 (Note 11(a)) and the acquisitions of Aero Turbine Support Ltd. and Coulson Aero Technologies Ltd. during the year ended April 30, 2005.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

11.	ACQUISITIONS

(a)	BHS - Brazilian Helicopter Services Taxi Aereo Ltda.

On March 8, 2007, following regulatory approval, the Company acquired an equity position in BHS - Brazilian Helicopter Services Taxi Aereo Ltda., subsequently named BHS - Brazilian Helicopter Services Taxi Aereo S.A. (“BHS”).  100% of the voting common shares were acquired through a jointly owned subsidiary BHH - Brazilian Helicopters Holdings S.A. (“BHH”).  BHS is one of the largest helicopter operators in the Brazilian offshore sector.  This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements of the Company from the date of acquisition.  The purchase price was allocated based on the fair value of the net identifiable assets acquired as follows:

Fair value of net assets acquired
Cash	$2,529
Other current assets	5,066
Intangible assets (i)	17,564
Goodwill (ii)	55,794
Property and equipment	1,619
Current liabilities	(4,155)
Due to CHC	(32,830)
Long-term debt	(3,555)
Tax and other liabilities	(41,177)
$855
Purchase price
Consideration	$-
Acquisition costs	855
$855

(i)	The intangible assets consist of customer contracts and related intangibles which are being amortized on a straight line basis over their estimated useful life of seven years.

(ii)
The acquisition resulted in goodwill of $55.8 million, of which $31.1 million has been allocated to Global Operations and $24.7 million has been allocated to Heli-One. The goodwill is not expected to be deductible for tax purposes.

The purchase price allocation for this acquisition is preliminary and may be adjusted further as a result of obtaining additional information regarding preliminary estimates of fair values made at the date of purchase.

(b)	Heli-Dyne Systems Inc.

On November 30, 2006, the Company acquired 100% of the issued and outstanding shares of Heli-Dyne Systems Inc. (“Heli-Dyne”), subsequently named Heli-One USA Inc., a helicopter completion and maintenance centre based in Hurst, Texas.  Heli-Dyne specializes in the design and installation of helicopter interiors and the maintenance of airframes and avionics.

This acquisition was accounted for using the purchase method, with results of operations included in the consolidated financial statements from the acquisition date.  The net purchase price of $18,000 was allocated based on the fair value of the net identifiable assets acquired.  This allocation resulted in an excess of the fair value of the net identifiable assets over the cost of the purchase, which is sometimes referred to as negative goodwill.  The negative goodwill was allocated to the fair value of the long-term assets acquired and the remaining excess of $0.8 million was recognized as an extraordinary gain.

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12.	OTHER ASSETS

	2007	2006
Prepaid pension costs (i)	$99,956	$100,101
Prepaid aircraft rentals (ii)	38,277	21,042
Aircraft operating lease junior loans (iii)	61,517	40,502
Deferred charges, net of accumulated amortization of $2.0 million (April 30, 2006 - $0.7 million) (iv)	9,752	6,245
Deferred financing costs, net of accumulated amortization of $5.9 million (April 30, 2006 - $4.4 million) (v)	7,426	6,769
Loans receivable (vi)	15,868	20,326
Pre-operating expenses (vii)	6,025	3,657
Aircraft deposits (viii)	32,876	70,872
Norway public pension scheme prepayments	4,955	6,324
Restricted cash (ix)	13,669	19,705
Other	615	809
	$290,936	$296,352

(i)
Prepaid pension costs represent accumulated contributions paid by the Company into its defined benefit employee pension plans in excess of the accumulated current and prior years’ benefit pension expense (Note 30).

(ii)	The prepaid aircraft rentals are up-front rental payments made on aircraft leased under operating leases. These rentals are being amortized over the related lease terms.

(iii)
The aircraft junior loans include junior loans, deferred payments and rebateable advance rentals, which are amounts due from lessors on the financing of 71 aircraft under operating leases as at April 30, 2007.  Such loans bear interest at 2.5% to 7.0% (2006 - 2.5% to 7.0%) with principal and accrued interest due at maturity.  These loans mature between fiscal 2008 and 2016.  As at April 30, 2007, no allowance has been recorded on these loans and accrued interest as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(iv)
Deferred charges (net of accumulated amortization) at April 30, 2007 include legal and arrangement fees directly related to lease financing activities.  These costs are being amortized to aircraft lease costs over the term of the related lease.

(v)
Deferred financing costs (net of accumulated amortization) at April 30, 2007 include $11.1 million (2006 - $10.9 million) in legal, bank and other fees directly related to long-term financing activities net of $3.7 million of debt premium (2006 - $4.0 million) related to the Company’s US dollar denominated senior subordinated notes.  These costs are being amortized to financing charges over the term of the related debt obligations, with $1.5 million amortized in fiscal 2007 (2006 - $1.6 million).

(vi)
The loans receivable are non-interest bearing loans with lessors for the financing of 25 aircraft under operating leases as at April 30, 2007.  Such loans mature between fiscal 2010 and 2014, at the end of the lease terms.  As at April 30, 2007, no allowance has been recorded on these loans as the Company currently believes that the aircraft will realize a value upon sale at the end of the lease terms sufficient to recover these loans.

(vii)
The pre-operating expenses balance as of April 30, 2007 consists of costs incurred in the start-up phase of new businesses.  These costs are being amortized on a straight-line basis over periods not exceeding five years.  The Company has determined that the pre-operating expenses are recoverable from future cash flows to be generated from the new businesses.

During the fiscal year ended April 30, 2007, the Company expensed $1.5 million (2006 - $2.7 million) related to the amortization of pre-operating expenses.

(viii)	Aircraft deposits are paid to manufacturers to secure deliveries at future dates, as described in Note 26.

(ix)
The restricted cash balance consists of cash that is subject to restrictions that prevent its use for current purposes, primarily cash that the Company’s reinsurance subsidiary must retain to fund its required claims reserves, cash held by the bank for a SARs derivative and deposits held as security for guarantees and bid bonds.

77

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

13.	STOCK APPRECIATION RIGHTS, PERFORMANCE UNITS AND LONG-TERM INCENTIVE PLANS

At April 30, 2007 the Company had 623,334 (2006 - 413,333) stock appreciation rights vested and unexercised at reference prices ranging from $2.93 to $24.55 per unit.  At the date of exercise, cash payments are made to the holders based on the difference between the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price.  The Company also had an additional 409,358 units that had been granted but not vested at April 30, 2007 (2006 - 366,668) at reference prices ranging from $19.43 to $24.55.  These units will vest from fiscal 2008 to 2012.  The units granted under the stock appreciation rights plan vest equally over either a three-year or five-year period with one-third or one-fifth vesting, respectively, on each of the anniversary dates.

Stock appreciation rights granted by the Company must be exercised within 10 years of the date of grant.  The stock appreciation rights outstanding, both vested and unvested, have expiry dates ranging from fiscal 2011 to 2017.

At April 30, 2007 the Company had 77,412 (2006 - 92,412) performance units vested and unexercised at reference prices ranging from $4.30 to $26.11 per unit.  At the date of exercise, cash payments are made to the holders based on the difference between double the market value of the Company’s Class A subordinate voting shares on the TSX and the reference price.  The payments are made based on double the market value of the shares in order to compensate for the April 2005 stock split since all of the performance units outstanding at April 30, 2007 were issued prior to the stock split.  The Company had no performance units that had been granted but not vested at April 30, 2007 and 2006.

Performance units granted by the Company must be exercised within 10 years of the date of grant.  The performance units that were vested and unexercised at April 30, 2007 have expiry dates ranging from fiscal 2014 to 2015.

During the year ended April 30, 2006 the Company initiated a long-term incentive plan for executives and senior management employees.  The plan is designed to reward the participants based upon long-term performance of the Company.  Under the plan, executives and senior management are granted performance stock units (“LTIP units”), which are a notional Class A subordinate voting share.  These LTIP units have a three-year vesting term after which the holder is entitled to a cash award calculated on the basis of the market value of the Company’s shares at the end of the vesting term adjusted by a performance factor.  During fiscal 2007, 131,564 LTIP units were granted (2006 - 140,363).  At April 30, 2007, the Company had 271,927 LTIP units (2006 - 140,363) that had been granted and were outstanding, all of which were not vested.

Compensation expense with respect to these plans for the year ended April 30, 2007 was $3.9 million (2006 - $2.8 million, with the inclusion of the associated hedging instrument, in respect of SARs).  During the year the Company de-designated the hedging instrument in respect of SARs and therefore the fiscal 2007 compensation expense does not include any amounts in respect of this derivative instrument.  At April 30, 2007 the Company’s liability with respect to the stock appreciation rights and performance units was $6.7 million (2006 - $11.4 million), which is recorded in current liabilities.  At April 30, 2007 the Company’s liability with respect to LTIP units was $nil (2006 - $1.9 million (Note 16)) based on the April 30, 2007 value of the Company’s shares and management’s best estimate of achieving its required performance factor.

78

14.	DEBT OBLIGATIONS

(a)	Long-term debt

Interest rates	Principal repayment terms	Maturity dates	2007	2006
Senior credit facilities
Non-revolving credit facilities
GBP LIBOR + margin	Quarterly	December 2009	$8,401	$10,846
Euro LIBOR + margin	Quarterly	December 2009	49,967	65,451
Revolving credit facility
CAD B.A. + margin	At maturity	December 2007	137,000	15,000
US LIBOR + margin	At maturity	December 2007	116,203	44,812
NOK LIBOR + margin	At maturity	December 2007	44,664	-
GBP LIBOR + margin	At maturity	December 2007	7,747	-
Other term loans
12% unsecured, subordinated, convertible note (Note 31(b))	At maturity	January 2008	-	4,695
2.50%	At maturity	December 2010	1,927	1,733
5.75%	At maturity	January 2008	1,157	1,008
8.00%	Monthly	February 2009	26	-
Non-interest bearing	Monthly	December 2010	92	405
Non-interest bearing	At maturity	April 2012	1,949	1,799
Non-interest bearing	Semi-annually	April 2009	192	248
12%	Monthly	March 2009	1,234	-
9.84%	Monthly	December 2010	124	-
Non-interest bearing	Monthly	April 2010	91	-
B.A. CDOR rate + margin	Semi-annually	June 2014	8,138	9,223
B.A. CDOR rate + margin	Semi-annually	April 2018	18,984	20,710
Total long-term debt			397,896	175,930
Less: current portion			(333,728)	(24,948)
			$64,168	$150,982

The applicable variable interest rates were: 30-day GBP LIBOR - 5.57% (2006 - 4.63%), 30-day Euro LIBOR - 3.86% (2006 - 2.67%), 30-day CAD B.A. - 4.36% (2006 - 4.09%), 30-day US LIBOR - 5.32% (2006 - 5.04%), 30-day NOK LIBOR - 4.31% (2006 - 2.78%) and six-month B.A. CDOR - 4.41% (2006 - 4.26%).  Margins range from 0.80% to 1.75%.

The terms of certain of the Company’s debt agreements and helicopter lease agreements impose operating and financial limitations on the Company.  Such agreements limit the extent to which the Company may, among other things, incur additional indebtedness, create liens, make capital expenditures, sell or sublease assets, engage in mergers or acquisitions and make dividend and other payments.  As at April 30, 2007 and 2006 the Company was in compliance with all material covenants and other conditions imposed by its debt and helicopter lease agreements.

During the year ended April 30, 2007 the Company agreed to revisions of its senior credit facilities to increase borrowing availability under them.  The senior credit facilities currently consist of a revolving facility of US $250.0 million, a revolving facility of £ 30.0 million, a term facility of € 33.1 million and a term facility of £ 3.8 million.

As at April 30, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Current portion of debt obligations” on the financial statements, as the facility is due for renewal in December 2007.

79

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

Collateral

As collateral for the senior credit facilities, the Company has provided a $750.0 million debenture, providing a fixed charge over all material freehold and leasehold real property and all aircraft, a floating charge over all other property and a general assignment of book debts.

(b)	Senior subordinated notes

The US $400.0 million (2006 - US $400.0 million) ($442.7 million at April 30, 2007; $448.1 million at April 30, 2006) senior subordinated notes bear interest at 7⅜% per annum (“the 7⅜% notes”), payable semi-annually on May 1 and November 1, and are due May 1, 2014.

The 7⅜% notes are unsecured senior subordinated obligations and are subordinated to all of the Company’s existing and future senior indebtedness, including borrowings under the Company’s senior credit facility.  The notes will rank equally with the Company’s existing and future senior subordinated indebtedness and rank senior to all of the Company’s existing and future subordinated indebtedness.  Each of the Company’s subsidiaries which guarantees borrowings under the Company’s senior credit facility jointly and severally guarantee the 7⅜% notes on an unsecured senior subordinated basis.  The Company’s subsidiaries incorporated in Norway and Denmark do not guarantee the notes or the senior credit facilities.  Each subsidiary guarantee is an unsecured senior subordinated obligation of, and will rank equally with, all of the existing and future senior subordinated obligations of such guarantor.  The 7⅜% notes and the subsidiary guarantees are subordinated to all existing and future secured indebtedness of the Company and the subsidiary guarantors to the extent of the value of the assets securing such indebtedness.

The Company may redeem all or a part of the 7⅜% notes on or prior to May 1, 2009 by paying 100% of the principal amount of the notes plus a make-whole premium.  Thereafter, the Company may redeem in whole or in part the 7⅜% notes at any time at a redemption price ranging from 100% to 103.688% of the principal amount of the senior subordinated notes being redeemed.  The Company may also redeem all of the notes at 100% of their principal amount plus accrued interest if at any time the Company becomes obligated to pay withholding taxes on interest payments on the 7⅜% notes as a result of a change in law.  Upon the occurrence of certain change of control events, the Company will be required to make an offer to repurchase all of the notes.

(c)	Foreign currency

Total debt obligations denominated in foreign currencies and the Canadian dollar equivalent are as follows:

	2007			2006
	Debt in original currency		Canadian equivalent	Debt in original currency		Canadian equivalent
Euro		€33,183	$50,159		€46,454	$65,700
Pound sterling		£9,570	21,181		£7,537	15,384
US dollar	USD	505,023	558,909	USD	440,000	492,932
Norwegian kroner	NOK	240,000	44,664	NOK	-	-
Brazilian real	BRL	2,661	1,449	BRL	-	-
			$676,362			$574,016

(d)	Financing charges

	2007	2006
Interest on debt obligations	$51,798	$43,457
Amortization of deferred financing costs	1,443	1,560
Foreign exchange losses	8,210	6,234
Release of currency translation adjustment (i)	(282)	2,612
Other interest income	(2,873)	(889)
	$58,296	$52,974

80

(i)
During the year ended April 30, 2007, the Company settled $125.9 million (2006 - $20.0 million) of inter-company debts denominated in foreign currencies, which were designated as part of the Company’s net investments in self-sustaining foreign subsidiaries, giving rise to the recognition of a portion of the Company’s currency translation adjustment account as financing charges.

(e)	Repayment requirements

Principal repayment requirements related to the total debt obligations over the next five years are as follows:

2008	$333,728
2009	26,920
2010	14,605
2011	4,795
2012	4,782

15.	RESTRUCTURING COSTS

During the year ended April 30, 2007, the Company reversed $2.3 million of restructuring costs as the liability was determined no longer necessary.  During the year ended April 30, 2006, the Company expensed restructuring costs of $16.2 million.  Restructuring costs were primarily comprised of voluntary retirement and involuntary severance costs and professional and consulting fees.

The following table provides a reconciliation of the Company’s restructuring cost accrual for the years ended April 30:

	2007	2006
Restructuring costs accrued, beginning of year	$5,876	$7,678
Expensed (recovered) during the year - continuing operations	(2,341)	16,150
Expensed during the year - discontinued operations	-	195
Restructuring costs paid during the year	(3,004)	(18,147)
Restructuring costs accrued, end of year	$531	$5,876

16.	OTHER LIABILITIES

	2007	2006
Deferred revenue (i)	$9,083	$6,743
Deferred government assistance (ii)	2,716	3,323
Accrued pension obligation (iii)	31,623	34,040
Deferred gains on sale-leasebacks of aircraft (iv)	79,713	60,405
Insurance claims accrual (v)	9,609	13,655
Long-term incentive plan (vi)	-	1,935
Unfavourable contract credits (vii)	1,144	6,722
Lease aircraft return costs (viii)	-	2,141
Other	5,903	3,467
	$139,791	$132,431

(i)
Deferred revenue at April 30, 2007 includes $9.1 million (2006 - $6.8 million) of billings to customers for repair and overhaul services to be performed in future periods under PBH contracts.  A significant number of the Company’s repair and overhaul contracts require customers to pay for services on an hourly flying basis.  A portion of this PBH revenue is recognized on a monthly basis to reflect ongoing services being provided, with the current balance deferred and included in deferred revenue and the long-term balance deferred in other liabilities to be recognized in earnings when the services are performed.

81

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

(ii)
The Government of Newfoundland and Labrador has provided CHC Composites Inc. with financial assistance to partially offset construction costs of property and equipment.  The assistance for construction costs is not repayable but is subject to specified conditions that, if not met, could result in the conversion of the assistance to fully paid common shares of Composites.  However, as these specified conditions have been fully met by Composites as at April 30, 2007, the risk of conversion of the assistance to common shares no longer exists.  This assistance is being amortized over the life of the related assets on the same basis as such assets are themselves amortized.  At April 30, 2007 government assistance of $2.7 million (April 2006 - $3.3 million) relating to plant and equipment has been deferred to other liabilities.

(iii)
The Company has a supplementary retirement pension plan (“SERP”) in Canada for certain of its executives.  This plan had accrued benefit obligations at April 30, 2007 of $17.8 million (2006 - $20.6 million).  The Company also has an unfunded early retirement pension plan in Norway.  The accrued pension obligation related to this unfunded plan and related amounts included in other liabilities at April 30, 2007 was $6.7 million (2006 - $5.7 million).  Included in the accrued pension obligation at April 30, 2007 was $7.1 million (2006 - $7.7 million) related to funded defined benefit pension plans in the Netherlands that had a funding deficit upon acquisition in fiscal 2004 (Note 30).

(iv)
The deferred gains arising from certain aircraft sale-leaseback and lease-out lease-in transactions are being amortized over the lease terms.   The Company has disposed of aircraft at amounts greater than book value resulting in deferred gains of $29.5 million for fiscal 2007 (2006 - $22.1 million).  Deferred gain amortization of $10.2 million (2006 - $8.9 million) was recorded as a reduction of operating lease expense during fiscal 2007.  On certain leases a portion of the proceeds are deferred as part of the sale-leaseback transaction agreement and have been netted against the deferred gains for the purpose of calculating the amount of the gain to be amortized.  Under these lease agreements, if the aircraft are sold by the lessors at the termination of the leases for proceeds greater than the unamortized amount under the lease for such aircraft, the deferred payments may be fully payable to the Company and recorded as a gain at that time.

(v)
The insurance claims accrual relates solely to the Company’s reinsurance subsidiary, CHC Reinsurance S.A.  The amount represents reinsurance premiums received but unearned, accruals for losses that have been reported but not yet paid and accruals for losses that have been incurred but not yet reported.  The reinsurance subsidiary reinsures death and disability benefits and loss of license insurance for the Company’s Norwegian helicopter and repair and overhaul operations and for certain other external parties.

(vi)	See discussion in Note 13.

(vii)
As part of the acquisition of Schreiner in fiscal 2004, the Company valued the long-term contracts of Schreiner and recorded unfavourable contract credits for those contracts for which the return is below market.  The unfavourable contract credits are being amortized over the term of the contract, for a maximum of five years.  During fiscal 2007 amortization of these unfavourable contract credits of $5.9 million (2006 -$5.7 million) was recorded as a reduction of operating expenses.

(viii)
Lease aircraft return costs are obligations that arise under the terms of the Company’s operating lease agreements, which require that an aircraft be returned with major components in a specified condition.  At April 30, 2007 the Company had provided $nil (2006 - $2.1 million) in respect of these obligations.

82

17.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

Capital stock

Authorized:
Unlimited number of each of the following:
First preferred shares, issuable in series
Second preferred shares, issuable in series
Class A subordinate voting shares, no par value
Class B multiple voting shares, no par value
Ordinary shares, no par value

Issued:

	Number of Shares		Consideration
	2007	2006	2007	2006
Class A subordinate voting shares	39,858	36,860	$235,346	$223,241
Class B multiple voting shares	5,863	5,861	18,413	18,413
Ordinary shares	22,000	22,000	33,000	33,000
Ordinary share loan	-	-	(33,000)	(33,000)
Class A subordinate voting employee share purchase loans	-	-	(1,254)	(1,502)
			$252,505	$240,152
Contributed surplus			$5,042	$4,363

Class A subordinate voting shares that would be
issued upon conversion of the following:

	2007	2006
Class B multiple voting shares	5,863	5,861
Share options (Note 18)	2,232	3,819
Convertible debt (Note 31(b))	-	1,379

Capital stock transactions

Number of shares	Class A subordinate voting shares	Class B multiple voting shares	Ordinary shares
Balance, April 30, 2005	36,833	5,866	22,000

Shares issued to employees for cash
Share purchase plan	22	-	-
Share conversions	5	(5)	-
Balance, April 30, 2006	36,860	5,861	22,000

Shares issued to employees for cash
Share option plan (Note 18)	1,584	-	-
Share purchase plan	35	2	-
Conversion of debt (Note 31(b))	1,379	-	-
Balance, April 30, 2007	39,858	5,863	22,000

83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

Stated value	Class A subordinate voting shares	Class B multiple voting shares	Contributed surplus
Balance, April 30, 2005	$222,727	$18,431	$3,291

Shares issued to employees for cash
Share purchase plan	496	-	-
Share conversions	18	(18)	-
Stock based compensation expense	-	-	1,072
Balance, April 30, 2006	223,241	18,413	4,363

Shares issued to employees for cash
Share option plan (Note 18)	5,611	-	-
Share purchase plan	686	-	-
Conversion of debt (Note 31(b))	5,808	-	(951)
Stock based compensation expense (Note 18)	-	-	1,630
Balance, April 30, 2007	$235,346	$18,413	$5,042

The Class A subordinate voting shares carry the right to one vote per share and the Class B multiple voting shares carry the right to 10 votes per share.  Each single Class B multiple voting share may be converted into a single Class A subordinate voting share at the option of the shareholder.  In all other respects the Class A subordinate voting shares rank equally and ratably with the Class B multiple voting shares.

The Company has issued 22 million ordinary shares to a company owned by its majority shareholder for subscriptions of $33.0 million.  Concurrently, to fund the subscriptions for the ordinary shares, the Company made a non-interest bearing loan to the purchaser, payable on demand and the Company has a lien on the ordinary shares issued.  The ordinary shares entitle the holder thereof to (i) one vote for every 10 ordinary shares held; (ii) dividends equivalent on a per share basis to any dividend paid on the Company’s Class A subordinate voting shares and Class B multiple voting shares, subject to prior minority shareholder approval; and (iii) receive a share of the residual of the Company, on a liquidation or winding-up, equal, on a share for share basis, to the amount received by a holder of a Class A subordinate voting share or a Class B multiple voting share.  The ordinary shares are redeemable at the option of the Company at the subscription price thereof in certain circumstances (Note 23).

The Company’s Class A subordinate voting employee share purchase loans are non-interest bearing, full recourse loans and have as collateral a pledge of the related shares purchased with a fair market value of $14.5 million as at April 30, 2007.  As a result, the employee share purchase loans of $1.3 million on April 30, 2007 (2006 - $1.5 million) are deducted from shareholders’ equity.  Payments equal to 5% of the original loan principal are required on each loan anniversary date with the balance payable on the tenth anniversary.  Upon termination of employment, the loans are required to be repaid within 60 days.

Declaration of dividends is restricted by covenants contained in certain of the Company’s debt agreements.  The declaration of dividends during fiscal 2007 at $0.50 (2006 - $0.40) per participating voting share totalling $21.9 million (2006 - $17.1 million) was in compliance with these covenants.

18.	SHARE OPTION PLAN

For the year ended April 30, 2007, the Company recorded stock based compensation of $1.6 million (2006 - $1.1 million) in the consolidated statement of earnings and as contributed surplus.  The Black Scholes option pricing model was used to estimate the fair value of options granted in fiscal 2007 and 2006 using the following estimates and assumptions:

Expected life	4 years
Expected dividend yield	1.2%
Risk-free interest rate	3.2%
Stock volatility	31%

The weighted average grant-date fair value of options granted in the year is equal to $13.53 (2006 - $12.82).

84

As at April 30, 2007, 1,116,461 (2006 - 1,909,672) options were outstanding, of which 734,711 options were then exercisable at prices ranging from $4.26 to $49.60 per option and a weighted average exercise price of $27.72 per option.  All outstanding options have exercise prices ranging from $4.26 to $53.86 per option and a weighted average exercise price of $35.27 per option (2006 - $23.54).  All outstanding options expire between 2008 and 2016, ten years after the date of each respective grant.  Each option is convertible into two Class A subordinated voting shares to reflect the April 2005 two-for-one stock split.  During fiscal 2007, 792,000 options were exercised into 1,584,000 Class A subordinate voting shares for cash proceeds of $5.6 million.

A summary of recent share option activities is as follows:

2007
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Number of options - Exercise price $49.10 - $53.86	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate
voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Granted	-	-	-	-	-	-	30	52.25	30	52.25
Forfeited	-	-	-	-	-	-	(16)	(49.60)	(16)	(49.60)
Expired	-	-	-	-	-	-	(15)	(49.60)	(15)	(49.60)
Exercised	(340)	(4.30)	(450)	(9.00)	-	-	(2)	(49.60)	(792)	(7.08)
End of year	145	$4.27	20	$8.18	452	$30.44	499	$49.76	1,116	$35.27
Weighted average contractual life of options outstanding	1.5 years		0.4 years		5.0 years		8.3 years		5.9 years

2006
	Number of options - Exercise price range $4.26 - $4.30	Weighted average exercise price	Number of options - Exercise price range $7.35 - $9.00	Weighted average exercise price	Number of options - Exercise price range $26.11 - $30.70	Weighted average exercise price	Number of options - Exercise price $49.60	Weighted average exercise price	Total number of options	Total weighted average exercise price
Class A subordinate voting share options
Beginning of year	485	$4.28	470	$8.96	452	$30.44	-	$-	1,407	$14.25
Granted	-	-	-	-	-	-	510	$49.60	510	$49.60
Forfeited	-	-	-	-	-	-	(8)	(49.60)	(8)	(49.60)
End of year	485	$4.28	470	$8.96	452	$30.44	502	$49.60	1,909	$23.54
Weighted average contractual life of options outstanding	2.5 years		1.4 years		6.0 years		9.2 years		4.8 years

19.	SUPPLEMENTAL CASH FLOW INFORMATION

	2007	2006
Cash interest paid	$49,074	$39,451
Cash taxes paid	$11,571	$13,550

The adjustment to net earnings related to future income taxes to arrive at cash flow on the statements of cash flows is calculated as the income tax provision adjusted for cash taxes paid.  Accordingly, it includes the impact of changes in current as well as long-term income tax assets and liabilities.

The conversion of the 12%, unsecured, subordinated, convertible note into Class A subordinate voting shares during fiscal 2007 was a non-cash transaction (Note 31(b)).

85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

20.	FOREIGN CURRENCY

Foreign currency translation adjustment

	2007	2006
Balance, beginning of year	$(66,262)	$(21,471)
Release of currency translation adjustment (Note 14(d))	$(282)	$2,612
Translation adjustment during year	25,744	(47,403)
Balance, end of year	$(40,800)	$(66,262)

The foreign currency translation adjustment represents the unrealized gain or loss on the Company’s net investment in self-sustaining foreign operations net of the hedging effect.  The change in the foreign currency translation adjustment during the year results primarily from fluctuations in the Canadian dollar against other foreign currencies and changes in the size of the Company’s net investment in foreign operations.

Throughout fiscal 2007 and 2006 the Company had designated the full amount of its US $400.0 million ($442.7 million) 7⅜% senior subordinated notes as the hedged item in a series of hedges of the Company’s net investments in its self-sustaining foreign operations in Canada, Norway, the UK and the Netherlands.  The Company had also designated its pound sterling and remaining outstanding euro denominated debt as hedges of its net investments in its self-sustaining operations in the UK and the Netherlands, respectively.  Included in the foreign currency translation adjustment in shareholders’ equity at April 30, 2007 was a net foreign exchange gain of $0.4 million, net of taxes of $0.1 million (2006 - gain of $57.0 million, net of taxes of $12.4 million) related to the revaluation and repayment of the debt during the period of hedge effectiveness.

The Company reviews the effectiveness of these hedges quarterly by monitoring the relative changes in the amounts of the hedged items relative to the notional amounts of the hedging instruments.

Year-end exchange rates

Balance sheet accounts denominated in foreign currencies and translated at year-end exchange rates have been translated to Canadian dollars at the following rates:

	2007	2006
US dollar	$1.11	$1.12
UK pound sterling	2.21	2.04
Norwegian kroner	0.19	0.18
South African rand	0.16	0.19
Australian dollar	0.92	0.85
Euro	1.51	1.41
Brazilian real	0.54	0.54

Income statement accounts denominated in foreign currencies have been translated at the following year to date annual average exchange rates:

	2007	2006
US dollar	$1.14	$1.19
UK pound sterling	2.17	2.11
Norwegian kroner	0.18	0.18
South African rand	0.16	0.19
Australian dollar	0.88	0.89
Euro	1.47	1.44
Brazilian real	0.53	0.52

21.	FINANCIAL INSTRUMENTS

Primary Financial Instruments

The carrying values of the Company’s primary financial instruments, with the exception of the Company’s senior subordinated notes, substantially approximate fair value due to the short-term maturity and/or other terms of those instruments.

86

The fair value of the senior subordinated notes is based on quoted market prices.  The fair value of these debt instruments, including the current portion, is as follows:
	2007		2006
	Fair value	Carrying value	Fair value	Carrying value
7⅜% Senior subordinated notes	$429,400	$442,680	$454,282	$448,120

Derivative Financial Instruments Used for Risk Management

The Company regularly enters into forward foreign exchange contracts and other derivative instruments to hedge the Company’s exposure to fluctuations in the Company’s net investment in self-sustaining foreign operations, expected future cash flows from foreign operations and anticipated transactions in currencies other than the Canadian dollar.  The Company does not enter into derivative transactions for speculative or trading purposes.

The nature, maturity, notional amount and fair market value of the Company’s derivatives used in risk management activities as at April 30, 2007 are as follows:
Hedging item	Maturity		Notional amount		Fair market value Gain (loss)
Forward foreign exchange contracts
Sell US dollar; buy Canadian dollar	Various	(i)		$118,010	$5,002
Sell pound sterling; buy euro	Various	(i)		€30,517	(1,216)
Sell Norwegian kroner; buy pound sterling	May 2007			£12,388	15
Sell Norwegian kroner; buy Australian dollar	May 2007		AUD	28,000	(23)
Sell Norwegian kroner; buy euro	May 2007			€26,893	(43)
Sell Canadian dollar; buy euro	May 2007			€2,740	(21)
Sell Brazilian real; buy US dollar	May 2007		USD	28,000	144
Sell Canadian dollar; buy Norwegian kroner	May 2007		NOK	150,000	(142)
Sell Canadian dollar; buy US dollar	June 2007		USD	150,000	(201)
					$3,515

(i)	With expiration dates through to fiscal 2010.

Throughout the year ended April 30, 2007, the Company continued its designation of its US $400.0 million ($442.7 million) 7⅜% senior subordinated notes and related forward foreign currency contracts as effective hedges of the Company’s net investments in certain self-sustaining operations in Canada, the UK, the Netherlands, and Norway.  The Company has also designated other pound sterling and euro denominated debt as hedges of its net investments in its self-sustaining operation in the UK, the Netherlands, and Canada respectively.  As a result of these effective hedging relationships, revaluation gains and losses on the debt, net investments and forward foreign exchange contracts are offset in the foreign currency translation adjustment account in the equity section of the balance sheet in accordance with Canadian GAAP.

Credit Risk on Financial Instruments

Credit risk on financial instruments arises from the potential for counterparties to default on their contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the instrument.  The Company limits its credit risk by dealing only with counterparties that possess investment grade credit ratings.

Interest Rate Risk

The Company has used interest rate swap agreements in the past in order to achieve an appropriate mix of fixed and variable interest rate debt.  The Company’s current exposure to interest rates is such that fixed and variable rates are appropriately balanced at April 30, 2007 without the use of interest rate derivative instruments.

Trade Credit Risk

Trade receivables consist primarily of amounts due from multinational companies operating in the oil and gas industry.  Credit risk on these receivables is reduced by the large and diversified customer base.  Included in accounts receivable is an allowance for doubtful accounts of $8.4 million at April 30, 2007 (2006 - $24.5 million).

87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

22.	INCOME TAXES

The Company’s income tax provision is comprised as follows:

	2007	2006
Current income tax (provision) recovery
Canada	$(3,793)	$(2,800)
Foreign	1,262	6,790
	(2,531)	3,990
Future income tax (provision) recovery
Canada
Recovery related to origination and reversal of temporary differences	5,837	14,646
Foreign
Provision related to origination and reversal of temporary differences	(20,132)	(29,145)
	(14,295)	(14,499)
Income tax provision	$(16,826)	$(10,509)

As the Company operates in several tax jurisdictions, its income is subject to various rates of taxation.  The income tax provision differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before taxes as follows:

	2007	2006
Earnings from continuing operations before income taxes	$57,813	$100,214
Combined Canadian federal and provincial statutory income tax rate	34%	34%
Income tax provision calculated at statutory rate	(19,656)	(34,073)
(Increase) decrease in income tax provision resulting from:
Rate differences in various jurisdictions	12,857	13,515
Effect of change in tax law	(1,285)	(220)
Non-deductible items	(637)	(1,187)
Large corporations tax	-	(470)
Other foreign taxes	(7,761)	(3,471)
Non-taxable portion of capital gains	575	13,617
Non-taxable income	1,857	2,669
Valuation allowance	717	(334)
Other	(3,493)	(555)
Income tax provision	$(16,826)	$(10,509)

During fiscal 2007, legislation was enacted in Canada to reduce the federal corporate income tax rate from 22.12% to 19% in phased reductions over the period 2008 to 2010.  As a result, the Company adjusted the value of its future income tax assets related to losses carried forward and other temporary differences in Canada by $1.2 million.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

88

The tax effects of temporary differences that give rise to significant portions of future income tax assets and future income tax liabilities are presented below:

	2007	2006
Future income tax (liabilities) assets
Property and equipment	$(77,027)	$(99,406)
Long-term investments	(13,547)	(10,261)
Pension and other employee benefits	(14,410)	(9,253)
Deferred capital gains and deferred revenue	(37,615)	(30,699)
Losses carried forward	52,303	41,463
Deferred costs	(1,013)	348
Long-term debt	(42,243)	(19,380)
Current accounts payable and receivable	15,994	11,486
Other	(2,372)	4,232
Total future income tax liabilities	(119,930)	(111,470)
Valuation allowance	(16,208)	(7,383)
Net future income tax liabilities	$(136,138)	$(118,853)
Distributed as follows:
Current future income tax assets	$32,169	$26,859
Current future income tax liabilities	(9,813)	(8,852)
Long-term future income tax assets	34,678	39,848
Long-term future income tax liabilities	(193,172)	(176,708)
	$(136,138)	$(118,853)

Tax losses

The Company has accumulated approximately $153.7 million in non-capital losses, of which $72.9 million is available to reduce future Canadian income taxes otherwise payable and $80.8 million is available to reduce future income taxes otherwise payable in other foreign jurisdictions.  If unused, these losses will expire as follows:

2008	$5,067
2009	8,937
2014	2,994
2015	19,328
2026	33,052
2027	4,179
Indefinitely	80,192
$153,749

The Company has also accumulated approximately $45.0 million in capital losses, which carry forward indefinitely and are available to reduce future capital gains realized in Canada.

The Company has provided a valuation allowance in respect of $57.3 million (Canada - $22.6 million; other jurisdictions - $34.7 million) of the non-capital losses.  The benefit anticipated from the utilization of the remaining non-capital losses and the full amount of the capital losses has been recorded as a future income tax asset.

23.	PER SHARE INFORMATION

Net earnings per share has been calculated based on the sum of the weighted average number of Class A subordinate voting shares and Class B multiple voting shares outstanding of 42,819,468 for the fiscal year ended April 30, 2007 (2006 - 42,708,378).

89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

2007
	Net earnings					Net earningsper share
	Cont. ops.	Disc. ops.	Extra- ordinary item	Total	Weighted average number of shares	Cont. ops.	Disc. ops.	Extra- ordinary item	Total
	$40,987	$2,167	$810	$43,964	42,819
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-		-	(626)
Basic	$40,987	$2,167	$810	$43,964	42,193	$0.97	$0.05	$0.02	$1.04
Effect of potential dilutive securities:
Share options (Note 18)					1,978
Convertible debt (Note 31(b))	379	-	-	379	1,323
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)					626
Diluted	$41,366	$2,167	$810	$44,343	46,120	$0.90	$0.05	$0.02	$0.97

2006
	Net earnings					Net earnings per share
	Cont. ops.	Disc. ops.	Extra- ordinary item	Total	Weighted average number of shares	Cont. ops.	Disc. ops.	Extra- ordinary item	Total
	$89,705	$1,005	$-	$90,710	42,708
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)	-	-		-	(709)
Basic	$89,705	$1,005	$-	$90,710	41,999	$2.14	$0.02	$-	$2.16
Effect of potential dilutive securities:
Share options (Note 18)					2,076
Convertible debt (Note 31(b))	386	-	-	386	1,379
Shares as security for Class A
Shares as security for Class A subordinate voting employee share purchase loans (Note 17)					709
Diluted	$90,091	$1,005	$-	$91,096	46,163	$1.95	$0.02	$-	$1.97

Per share amounts are calculated using the treasury stock method.  Under this method, the proceeds from the exercise of options are assumed to be used to repurchase the Company’s shares on the open market.  The difference between the number of shares assumed purchased and the number of options assumed exercised is added to the actual number of shares outstanding to determine diluted shares outstanding for purposes of calculating diluted earnings per share.  Therefore, the number of shares in the diluted earnings per share calculation will increase as the average share price increases.

At April 30, 2007, there were 160,519 (2006 - nil) potentially dilutive shares that have not been included in the diluted earnings per share calculation for each period presented because their effect is anti-dilutive.

There were 22 million ordinary shares outstanding at April 30, 2007 and at April 30, 2006, all of which are owned by the Company’s controlling shareholder (Note 17).  The payment of dividends on these ordinary shares requires minority shareholder approval.  The shares also have no conversion rights in the hands of their holder.  Therefore, these ordinary shares have not been included in the calculation of basic and diluted earnings per share.

24.	CHANGE IN NON-CASH WORKING CAPITAL

	2007	2006
Receivables	$(50,755)	$(37,285)
Inventory	(39,902)	(29,936)
Prepaid expenses	(30,449)	(6,170)
Payables and accruals	83,907	18,371
	$(37,199)	$(55,020)

90

25.	SEGMENT INFORMATION

The Company operates under the following segments:

•	Global Operations;
•	European Operations;
•	Heli-One; and
•	Corporate and Other.

This segment classification is representative of the Company’s business strategy and reflects the Company’s internal reporting and management structure.  The primary factors considered in identifying segments are geographic coverage, which also impacts the nature of the Company’s operations, the type of contracts that are entered into, the type of aircraft that are utilized and segments used by management to evaluate the business.  The Company has provided information on segment revenues, segment EBITDAR(ii) and segment operating income because these are the financial measures used by the Company’s key decision makers in making operating decisions and assessing performance.  Transactions between operating segments are at standard industry rates.

European Operations includes flying operations in the UK, Ireland, Norway, the Netherlands and Denmark, mainly serving the helicopter transportation requirements of the offshore oil and gas industry in the North Sea, as well as EMS/SAR services throughout Europe.

Global Operations includes flying operations in Australia, Africa, the Middle East, the Americas, Asia, Brazil, and in other locations around the world, serving offshore oil and gas, EMS/SAR and other industries.

Heli-One includes helicopter repair and overhaul facilities in Norway, Canada, Australia, the US and the UK, providing helicopter repair and overhaul services for the Company’s fleet and for a growing external customer base in Europe, Asia and North America.  As well, Heli-One performs composite aerospace component manufacturing.

Corporate and other includes corporate office costs in various jurisdictions.

The accounting policies of the segments and the basis of accounting for transactions between segments are the same as those described in the summary of significant accounting policies (Note 2).

91

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

2007
	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$427,956	$539,921	$180,613	$617	$-	$1,149,107
Add: Inter-segment revenues	1,093	6,634	391,520	1,433	(400,680)	-
Total revenue	429,049	546,555	572,133	2,050	(400,680)	1,149,107
Direct costs(i)	(293,918)	(451,213)	(298,959)	-	219,823	(824,267)
General and administration	-	-	-	(43,388)	-	(43,388)
Segment EBITDAR(ii)	135,131	95,342	273,174	(41,338)	(180,857)	281,452
Aircraft lease and associated costs(i)
- Internal	(92,052)	(89,148)	343	-	180,857	-
- External	(8,928)	(3,959)	(87,560)	-	-	(100,447)
Segment EBITDA(iii)	34,151	2,235	185,957	(41,338)	-	181,005
Amortization	(4,116)	(3,424)	(56,474)	(1,289)	-	(65,303)
Restructuring recovery	-	-	991	1,350	-	2,341
Gain (loss) on disposals of assets	16	(101)	(2,769)	(133)	-	(2,987)
Operating income (loss)	$30,051	$(1,290)	$127,705	$(41,410)	$-	115,056
Financing charges						(58,296)
Earnings from continuing operations before income taxes and undernoted items						56,760
Equity earnings of associated companies and non-controlling interest						1,053
Income tax provision						(16,826)
Net earnings from continuing operations						40,987
Net earnings from discontinued operations (Note 5)						2,167
Net earnings before extraordinary item						43,154
Extraordinary item, net of tax (Note 11(b))						810
Net earnings						$43,964

Segment assets - continuing operations	$271,321	$234,182	$1,460,177	$114,109	$2,079,789
Segment assets - discontinued operations (Note 5)	-	-	-	-	22,430
Total Assets					2,102,219
Segment capital asset expenditures	7,096	3,855	380,397	1,898	393,246
Segment helicopter major inspections	-	-	30,066	-	30,066
Segment goodwill	30,686	-	24,590	-	55,276

92

2006(iv)
	Global operations	European operations	Heli-One	Corporate and other	Inter-segment eliminations	Consolidated
Revenue from external customers	$330,877	$520,367	$145,668	$175	$-	$997,087
Add: Inter-segment revenues	350	12,773	355,013	58	(368,194)	-
Total revenue	331,227	533,140	500,681	233	(368,194)	997,087
Direct costs(i)	(240,305)	(425,659)	(271,206)	-	214,145	(723,025)
General and administration	-	-	-	(27,895)	-	(27,895)
Segment EBITDAR(ii)	90,922	107,481	229,475	(27,662)	(154,049)	246,167
Aircraft lease and associated costs(i)
- Internal	(76,447)	(74,408)	(3,194)	-	154,049	-
- External	(6,769)	(1,216)	(57,491)	-	-	(65,476)
Segment EBITDA(iii)	7,706	31,857	168,790	(27,662)	-	180,691
Amortization	(4,113)	(5,946)	(44,363)	(1,048)	-	(55,470)
Restructuring costs	(975)	(1,597)	(7,445)	(6,133)	-	(16,150)
Gain (loss) on disposals of assets	295	407	(685)	(22)	-	(5)
Operating income (loss)	$2,913	$24,721	$116,297	$(34,865)	$-	109,066
Financing charges						(52,974)
Earnings from continuing operations before income taxes and undernoted items						56,092
Gain on sale of long-term investments						37,558
Equity earnings of associated companies and non-controlling interest						6,564
Income tax provision						(10,509)
Net earnings from continuing operations						89,705
Net earnings from discontinued operations (Note 5)						1,005
Net earnings						$90,710

Segment assets -
continuing operations	$167,268	$235,158	$1,095,048	$167,286	$1,664,760
Segment assets -
discontinued operations (Note 5)	-	-	-	-	21,322
Total Assets					1,686,082
Segment capital
asset expenditures	4,477	2,281	273,485	458	280,701
Segment helicopter
major inspections	-	-	23,612	-	23,612
Segment goodwill	-	-	1,224	-	1,224

(i)	Direct costs in the segment information presented excludes aircraft lease and associated costs. In the consolidated income statement these costs are combined.

(ii)	Segment EBITDAR is defined as segment EBITDA before aircraft lease and associated costs.

(iii)	Segment EBITDA is defined as operating income before amortization, restructuring costs, and gain (loss) on disposals of assets.

(iv)	Comparative information has been reclassified to reflect the classification of Survival-One in discontinued operations as described in Note 2.

93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

Geographic information

	Revenues(i)		Property and equipment(ii)		Goodwill
	2007	2006	2007	2006	2007	2006
Canada	$48,214	$32,909	$104,699	$87,912	$55,276	$1,224
United Kingdom	248,752	209,355	140,804	71,230	-	-
Norway	202,020	206,693	273,042	341,683	-	-
Africa	189,895	150,110	189,500	140,875	-	-
Australia	74,641	64,536	84,864	73,349	-	-
Denmark	29,095	28,144	25,668	25,452	-	-
The Netherlands	72,133	67,160	63,165	32,338	-	-
Other Asian countries	68,096	52,661	125,870	79,419	-	-
Other European countries	120,884	107,964	11,894	36,144	-	-
Other countries	95,377	77,555	73,158	30,962	-	-
Consolidated total	$1,149,107	$997,087	$1,092,664	$919,364	$55,276	$1,224

(i)	Revenues are attributed to countries based on the location of the customer for repair and overhaul services and the location of service for flying revenue.

(ii)	Property and equipment is attributed to countries based on the physical location of the asset at the fiscal year-end.

The Company provides services across different geographic areas to many customers.  Approximately 70% (2006 - 70%) of the Company’s revenues in fiscal 2007 were derived from customers involved in oil and gas production and exploration.  In fiscal 2007 and 2006 no single customer represented greater than 10% of revenue.

26.	COMMITMENTS

The Company had entered into aircraft operating leases with 27 lessors in respect of 111 aircraft included in the Company’s fleet at April 30, 2007.  At inception the Company’s aircraft leases had terms not exceeding 8.5 years.  At April 30, 2007 these leases had expiry dates ranging from fiscal 2008 to 2016.  The Company has options to purchase the aircraft at fair market value or agreed amounts that do not constitute bargain purchase options, but has no commitments to do so.  With respect to such leased aircraft, substantially all of the costs of major inspections of airframes and the costs to perform inspections, major repairs and overhauls of major components are at the Company’s expense.  The Company either performs this work internally through its own repair and overhaul facilities or has the work performed by an external repair and overhaul service provider.

At April 30, 2007, the Company also had commitments with respect to operating leases for buildings, land and equipment.  During the year ended April 30, 2007 the Company incurred aircraft operating lease and related costs of $100.4 million (2006 - $65.5 million) and other operating lease costs of $6.7 million (2006 - $6.4 million).  The Company accounts for lease expense on a straight-line basis.  The minimum lease rentals required under such leases were $600.9 million as at April 30, 2007 and are payable in the following amounts over the following fiscal years:

	Aircraft operating leases	Building, land and equipment operating leases	Total operating leases
2008	$103,438	$5,706	$109,144
2009	96,628	4,844	101,472
2010	90,922	4,141	95,063
2011	82,579	3,807	86,386
2012	69,085	3,692	72,777
and thereafter	113,659	22,416	136,075
	$556,311	$44,606	$600,917

As at April 30, 2007, the Company had ordered and made deposits (Note 12) for a number of aircraft.  At April 30, 2007, the Company had committed to purchase 34 heavy and 37 medium aircraft.  Total capital committed to these purchases is approximately $837.1 million (US $756.4 million).  These aircraft are expected to be delivered in fiscal 2008 and beyond and will be deployed in the Company’s European Operations and Global Operations.

Depending on market conditions, the Company intends to obtain the use of these aircraft through operating leases.

94

27.	VARIABLE INTEREST ENTITIES

At April 30, 2007 the Company operated 16 aircraft (2006 - 19 aircraft) under operating leases with four entities that would be considered variable interest entities (“VIEs”) under Canadian and US GAAP.  These leases have terms and conditions similar to those of the Company’s other operating leases over periods ranging from fiscal 2010 to 2014.  The Company has concluded that it is not the primary beneficiary of any of the aforementioned VIEs and that it is not required to consolidate any of these VIEs in its consolidated financial statements.

Based on appraisals by independent helicopter valuation companies as at April 30, 2007, the unaudited estimated fair market value of the aircraft leased from VIEs is $94.3 million (2006 - $134.1 million).  The Company has provided junior loans and loans receivable in connection with operating leases with these VIEs.  The Company’s maximum exposure to loss related to the junior loans and loans receivable as a result of its involvement with the VIEs is $14.4 million (2006 - $17.7 million).

28.	GUARANTEES

The Company has provided guarantees to certain lessors in respect of operating leases.  If the Company fails to meet the senior credit facilities' financial ratios or breaches any of the covenants of those facilities and, as a result, the senior lenders accelerate debt repayment, the leases provide for a cross-acceleration that could enable the lessors and financial institutions that are lenders to those lessors the right to terminate the leases and require return of the aircraft and payment of the present value of all future lease payments and certain other amounts.  If the realized value of the aircraft is insufficient to discharge the obligations due to those lessors in respect of the present value of the future lease payments, those lessors’ lenders could obtain payment of that deficiency from the Company under these guarantees.

The Company has provided limited guarantees to third parties under some of its operating leases relating to a portion of the aircraft values at the termination of the leases.  The leases have terms expiring between fiscal 2008 and 2015.  The Company’s exposure under the asset value guarantees including guarantees in the form of junior loans, rebateable advance rentals and deferred payments is approximately $86.4 million (2006 - $60.8 million).  The resale market for the aircraft types for which the Company has provided guarantees remains strong, and as a result, the Company does not anticipate incurring any liability or loss with respect to these guarantees.

The Company has provided guarantees to certain lessors in respect of novated aircraft purchase contracts.  Under these contracts, if the manufacturer fails to meet specified delivery terms or becomes insolvent prior to aircraft delivery, the Company may be required to reimburse the lessor for amounts paid by the lessor to the aircraft manufacturer.  Under either scenario, the Company has recourse against the aircraft manufacturer.  Once aircraft are delivered under the novated aircraft purchase agreements, the Company no longer has an obligation under these guarantees.  The Company’s maximum exposure under the guarantees in the novated aircraft purchase agreements at April 30, 2007 was approximately $179.5 million (April 30, 2006 - $nil).  The Company does not anticipate incurring any liability or loss with respect to these guarantees.

29.	CONTINGENCIES

(a)	Contingent liabilities

Petitions have been filed against subsidiaries for unspecified damages concerning helicopter accidents.  It is management’s opinion that damages for which the Company may become responsible, if any, will be covered by the Company’s insurance and will therefore not have a material effect on the financial condition or results of operations of the Company.

95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)	General tax contingencies

The business and operations of the Company are complex and have included a number of significant financings, business combinations, acquisitions and dispositions over the course of its history.  The computation of income, payroll and other taxes involves many factors including the interpretation of relevant tax legislation in various jurisdictions in which the Company is subject to ongoing tax assessments.  When applicable, the Company adjusts the previously recorded income tax expense, direct costs, interest and the associated assets and liabilities to reflect changes in its estimates or assessments.  These adjustments could materially increase or decrease the Company’s results of operations.

30.	EMPLOYEE PENSION PLANS

The Company maintains defined contribution employee pension plans in Canada, the US, the UK, the Netherlands, Ireland, Denmark, Australia and South Africa for approximately 57% of the Company’s active employees and certain former employees.  The Company’s contributions to the defined contribution plans are based upon percentages of gross salaries.  The Company’s contributions to the defined contribution plans expensed during fiscal 2007 were approximately $8.4 million (2006 - $5.9 million).  The increase in expense over the prior year is mainly related to a new plan for Global Operations non-resident crew and an increase in the number of employees worldwide.

The Company also maintains both funded and unfunded and both flat-benefit and final-pay defined benefit pension plans in Canada, the UK, Norway and the Netherlands for approximately 33% of the Company’s active employees.  Funded plans require the Company to make cash contributions to the plans in order that there will be sufficient assets to discharge the plans’ benefit obligations as they become due.  Unfunded plans do not require contributions to be paid into the plans by the Company.  Rather, the Company pays the benefit obligations directly as they are due.

For the defined benefit pension plan in the UK the investment policy requires that the plan assets held under this plan be invested as follows:

Category	Percentage maximum
UK equities	42% to 48%
Overseas equities	27% to 33%
UK bonds	22% to 28%

The assets held in the Norwegian plans are to be diversified as follows:

Category	Percentage maximum
Norwegian equities	15%
International equities	35%
Total equities (i)	35%
Norwegian bonds	70%
High yield bonds (i)	25%
Emerging markets bonds (i)	25%
Global government bonds	25%
Total bonds	100%
Money market	100%
Property funds	15%
Hedge funds (i)	10%
Private equity funds (i)	10%

(i)	The total of equities, emerging markets bonds, high yield bonds, hedge funds and private equity funds can be maximum 60% of total assets.

For the assets held in the plan in the Netherlands, 80% must be invested in fixed rate investments and the remaining 20% invested in shares with a maximum deviation of 5% upwards or downwards.

While the asset mix varies in each plan, overall the asset mix of all the defined benefit plans at April 30, 2007 was 48% equities, 37% fixed income and 15% money market.

96

For all the defined benefit pension plans the overall expected long-term rates of return on plan assets have been determined in part by assessing current and expected asset allocations as well as historical and expected returns on various categories of the assets.  Such expected rates of return ignore short-term fluctuations.

For the UK plan it is expected that the rate of return on the plan assets will be between 4% and 5% in excess of price inflation for equities and 2% in excess of price inflation for bonds.  For the plans in Norway and the Netherlands the expected long-term rate of return is considered in reference to the longest stated bond rates in each country.

The Company retains actuaries to measure the assets, accrued benefit obligations and funding requirements of each defined benefit plan at April 30 on an annual basis.

During the year ended April 30, 2007, a plan amendment resulted in a $2.3 million increase in the benefit obligation of the Norwegian plan.  This amendment arose as a result of legislation in Norway that requires certain variable pay amounts to be included in pensionable earnings.

The consolidated changes in the benefit obligations and fair values of assets for the defined benefit plans during fiscal 2007 and 2006 are as follows:

	2007	2006
Change in benefit obligations
Benefit obligations, beginning of year	$599,161	$620,398
Current service cost	21,455	19,328
Interest cost	30,804	28,702
Amendments	2,269	(354)
Net actuarial and experience (gains) losses	(3,207)	18,450
Past service obligation	983	-
Benefits paid	(22,261)	(15,726)
Foreign exchange	31,311	(71,637)
Benefit obligations, end of year	$660,515	$599,161
Change in plan assets
Fair value of plan assets, beginning of year	$525,010	$490,501
Actual return on plan assets	29,709	75,408
Employer contributions	18,612	30,775
Participant contributions	2,884	2,638
Benefits paid	(20,402)	(14,977)
Foreign exchange	27,563	(59,335)
Fair value of plan assets, end of year	$583,376	$525,010
Funded status	$(77,139)	$(74,151)
Unrecognized net actuarial and experience losses	138,367	134,467
Unrecognized prior service costs	1,146	(149)
Unrecognized transition amounts	655	715
Pension guarantee deposits	5,304	5,179
Total recognized net pension asset	$68,333	$66,061

97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

The tables below detail as at April 30, 2007 by funded and unfunded plans, the funded status and net amount recognized on the Company’s balance sheet as prepaid pension costs reported in other assets of $100.0 million (Note 12) (2006 - $100.1 million) and accrued benefit obligations included in other liabilities of $31.6 million (Note 16) (2006 - $34.0 million).

2007
	Funded plans
	Surplus	Deficit	SERP & Unfunded Plans	Total	Other assets (Note 12)	Other liabilities (Note 16)
Benefit obligations	$210,442	$384,812	$65,261	$660,515	$527,318	$133,197
Fair value of plan assets	232,383	339,320	11,673	583,376	508,988	74,388
Funded status	21,941	(45,492)	(53,588)	(77,139)	(18,330)	(58,809)
Unrecognized net actuarial and experience losses	36,201	79,574	22,592	138,367	111,286	27,081
Unrecognized prior service costs	1,696	(6,338)	5,788	1,146	1,696	(550)
Unrecognized transition amounts	-	-	655	655	-	655
Pension guarantee deposits	4,508	796	-	5,304	5,304	-
	$64,346	$28,540	$(24,553)	$68,333	$99,956	$(31,623)

2006
	Funded plans
	Surplus	Deficit	SERP & Unfunded Plans	Total	Other assets (Note 12)	Other liabilities (Note 16)
Benefit obligations	$195,556	$351,679	$51,926	$599,161	$486,569	$112,592
Fair value of plan assets	223,018	296,264	5,728	525,010	459,442	65,568
Funded status	27,462	(55,415)	(46,198)	(74,151)	(27,127)	(47,024)
Unrecognized net actuarial and experience losses	33,219	87,437	13,811	134,467	120,923	13,544
Unrecognized prior service costs	1,126	(6,701)	5,426	(149)	1,126	(1,275)
Unrecognized transition amounts	-	-	715	715	-	715
Pension guarantee deposits	4,402	777	-	5,179	5,179	-
	$66,209	$26,098	$(26,246)	$66,061	$100,101	$(34,040)

The significant weighted average actuarial assumptions adopted in measuring the Company’s defined benefit pension plan obligations as at April 30 are as follows:

	2007	2006
Discount rate	5.32%	4.94%
Rate of compensation increase	3.80%	3.50%

The significant weighted average actuarial assumptions adopted in measuring the Company’s net defined benefit pension plan expense during the year are as follows:

	2007	2006
Discount rate	5.35%	5.08%
Expected long-term rate of return on plan assets	6.69%	6.66%

The Company’s net defined benefit pension plan expense is as follows:

	2007	2006
Current service cost	$21,455	$19,328
Interest cost	30,804	28,702
Actual return on plan assets	(29,709)	(75,408)
Excess (deficit) of actual return over expected return	(6,583)	47,769
Amortization of net actuarial and experience losses	6,999	10,114
Amortization of prior service costs	751	(1)
Amortization of transition amounts	60	48
Participant contributions	(2,884)	(2,638)
Net defined benefit pension plan expense	$20,893	$27,914

98

Benefits expected to be paid under the defined benefit pension plans in each of the next five fiscal years and in aggregate for the five fiscal years thereafter, are as follows:

2008	$20,349
2009	21,446
2010	23,140
2011	24,257
2012	25,414
2013-2017	145,105

Employer contributions expected to be paid to the defined benefit pension plans during fiscal 2008 as required by funding regulations and law are $23.9 million.

31.	RELATED PARTY TRANSACTIONS

(a)
In the course of its regular business activities, the Company enters into routine transactions with companies subject to significant influence by the Company (most significantly ACN) as well as parties affiliated with the controlling shareholder.  These transactions are measured at the amounts exchanged, which is the amount of consideration determined and agreed to by the related parties.  Transactions with related parties for the years ended April 30 are summarized as follows:

	2007	2006
Revenues from ACN	$90,256	$70,738
Direct costs	432	446
Inventory additions	-	10,679
Capital asset additions	-	5,692
Net amounts receivable and payable in respect of such revenues, expenses and additions	25,351	21,878

(b)
During fiscal 2000, in connection with securing tender credit facilities, the Company received an unsecured, subordinated, convertible 12% loan from an affiliate of the controlling shareholder in the amount of $5.0 million.  This loan was subordinated to the Company’s senior credit facilities and its senior subordinated notes (Note 14).  The loan was convertible at the option of the shareholder into Class A subordinate voting shares at $3.63 per share.  The estimated value of the loan proceeds attributable to the conversion feature of $1.0 million was allocated to contributed surplus.  The equivalent reduction in the carrying value of the loan is amortized to earnings over the term of the loan.  Interest expense of $0.6 million (2006 - $0.6 million), including amortization of the above noted discount, was recorded on the loan during the fiscal year ended April 30, 2007.

During the year ended April 30, 2007, the entire principal balance of the loan was converted to Class A subordinate voting shares.  As a result, 1,379,310 Class A shares were issued and the loan and related interest ceased on the conversion date.  At the date of conversion, the loan had a carrying value of approximately $4.9 million that was recorded as capital stock.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

32.	RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In certain respects, Canadian GAAP differs from US GAAP.  The effects of significant differences are described below.

Restatement

The Company concluded that the reconciliation to accounting principles generally accepted in the United States note to its consolidated financial statements for the years ending April 30, 2007, 2006, 2005 and 2004 should be restated to record the impact of foreign currency embedded derivatives that required separation from their host contracts under SFAS 133 – Accounting for Derivative Instruments and Hedging Activities.  Consequently, this Annual Report (“Amended Report”) supersedes the Annual Report for the fiscal year ended April 30, 2007 filed with Canadian Securities regulatory authorities on July 26, 2007 (the “Original Annual Report”).  The adjustment to record these embedded derivatives is reflected appropriately in the financial statements prepared in accordance with Canadian GAAP and therefore, only the reconciliation to US GAAP note will be impacted by the restatement.

The decision to restate the Company’s financial statements was based on the results of an internal review of existing and expired non-financial contracts during the adoption of the new financial instruments guidance under Canadian GAAP.  The internal review identified certain foreign currency embedded derivatives that should have been separated from their host contracts under US GAAP in prior periods.  The Company has concluded that there was a material accounting error in the fiscal years ended April 30, 2005 and 2007 and has adjusted this error and corrections relating to the fiscal years ended April 30, 2006 and 2004 for the same issue.  The host contracts containing these embedded derivatives were all entered into in fiscal 2004 and beyond.  Therefore, there is no impact on net earnings according to US GAAP in fiscal years prior to 2004.

As a result of the restatement, net earnings according to US GAAP for the fiscal years ended April 30, 2006, 2005 and 2004 decreased by $0.5 million, $6.3 million and $0.6 million, respectively.  Net earnings according to US GAAP for the fiscal year ended April 30, 2007 increased by $1.8 million.

The impact of these changes on reported prior period financial statements is as follows:

Consolidated Statements of Earnings and Comprehensive Earnings According to US GAAP

	Year Ended April 30, 2007	Year Ended April 30, 2006	Year Ended April 30, 2005
Financing Charges	$2,510	$(717)	$(8,683)
Operating Income	2,510	(717)	(8,683)
Income tax recovery (provision)	(706)	201	2,432
Net earnings (loss) according to US GAAP	$1,804	$(516)	$(6,251)
Comprehensive earnings (loss) according to US GAAP	$1,804	$(516)	$(6,251)
Net earnings (loss) per share according to US GAAP
Basic	$0.04	$(0.01)	$(0.15)
Diluted	$0.04	$(0.01)	$(0.14)

100

Consolidated Balance Sheets According to US GAAP

	As at April 30, 2007	As at April 30, 2006	As at April 30, 2005
Assets
Future income tax assets	$2,168	$2,874	$2,673
	$2,168	$2,874	$2,673
Liabilities
Other liabilities	7,751	10,261	9,544
Retained earnings, end of year	(5,583)	(7,387)	(6,871)
	$2,168	$2,874	$2,673

Consolidated Statements of Cash Flows According to US GAAP

These restatements did not have any impact on cash flows from operating, investing or financing activities.

(a)	Consolidated statements of earnings and comprehensive earnings

	2007 (Restated)	2006 (Restated)
Net earnings according to Canadian GAAP	$43,964	$90,710
Pre-operating expenses(i)	(2,369)	3,261
Tax impact of pre-operating expenses(ix)	684	(1,065)
Unrealized gain (loss) on ineffective hedges (ii)	(9,765)	43,803
Tax impact of unrealized gain (loss) on ineffective hedges(ix)	1,738	(7,256)
Amortization of guarantees recognized(iii)	(2,002)	(1,365)
Tax impact of amortization of guarantees recognized(ix)	602	533
Proportionate foreign currency translation ("CTA") (gain) loss due to partial reduction in subsidiary net investments (iv)	(282)	2,612
Tax impact of CTA (gain) loss (ix)	96	(891)
Foreign currency embedded derivatives (xi)	2,510	(717)
Tax impact of foreign currency embedded derivatives (ix)	(706)	201
Other, net of tax	243	277
Net earnings according to US GAAP	34,713	130,103
Other comprehensive earnings
Foreign currency translation (v)	42,059	(79,713)
Minimum pension liability (vi)	14,989	23,702
Tax impact of minimum pension liability (ix)	(4,580)	(7,242)
Foreign currency cash flow hedges (vii)
Unrealized holding gains arising during the period	252	8,166
Less: reclassification adjustment for gains included in net earnings	(3,480)	(3,857)
Tax impact on foreign currency cash flow hedges (ix)	1,180	(1,575)
Unrealized gains on securities (viii)
Unrealized holding gains arising during the period	-	2,319
Less: reclassification adjustment for gains included in net earnings	-	(4,007)
Tax impact on unrealized gains on securities (ix)	-	301
Comprehensive earnings according to US GAAP	$85,133	$68,197
Net earnings per share according to US GAAP
Basic	$0.82	$3.10
Diluted	$0.75	$2.82

101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

(b)	Consolidated balance sheets

	2007		2006
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
		(Restated)		(Restated)
Current future income tax assets (ii)	$32,169	$30,958	$26,859	$25,648
Other current assets (iii)	552,675	554,677	378,908	379,985
Property and equipment, net (x)	1,092,664	1,273,566	919,364	920,613
Long-term future income tax assets (i,iii,iv,vi,xi)	34,678	72,410	39,848	56,657
Other assets (i,iii,vi,viii)	390,033	370,042	321,103	307,520
	$2,102,219	$2,301,653	$1,686,082	$1,690,423
Current future income tax liabilities (ii,vii)	$9,813	$10,561	$8,852	$10,177
Other current liabilities (vii,x)	698,415	876,081	274,805	271,437
Long-term debt	64,168	64,168	150,982	151,287
Senior subordinated notes	442,680	442,680	448,120	448,120
Other liabilities (ii,iii,vi,vii,xi)	142,691	275,735	135,881	204,020
Long-term future income tax liabilities (ii,vi,vii,viii)	193,172	182,848	176,708	170,331
Shareholders’ equity
Class A subordinate voting shares	235,346	234,538	223,241	223,241
Class A subordinate voting employee share purchase loans	(1,254)	(1,254)	(1,502)	(1,502)
Class B multiple voting shares	18,413	18,413	18,413	18,413
Contributed surplus	5,042	5,042	4,363	3,412
Foreign currency translation adjustment (ii,iv,v)	(40,800)	-	(66,262)	-
Accumulated other comprehensive loss (v,vi,vii,viii)	-	(157,057)	-	(136,039)
Retained earnings (i,ii,iii,iv,xi)	334,533	340,327	312,481	327,526
	$2,102,219	$2,301,653	$1,686,082	$1,690,423

(i)	Pre-operating expenses

Under Canadian GAAP, pre-operating expenses related to the operations of new businesses in the period prior to the new business being capable of consistently providing its intended product and/or service are deferred and amortized over the expected period of benefit, not exceeding five years.  Under US GAAP, these pre-operating expenses are charged to earnings as incurred.

(ii)	Unrealized gain (loss) on ineffective hedges

Certain hedging transactions that qualify for deferral under Canadian GAAP do not meet the deferral criterion under US GAAP and are required to be recognized in earnings.  Under US GAAP, derivatives are required to be recorded on the balance sheet at fair value with the changes in fair value recognized in earnings.

(iii)	Amortization of guarantees recognized

Under US GAAP, the provisions of Financial Interpretation 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others (“FIN 45”), requires the Company to recognize a liability for the fair value of the obligation undertaken in issuing guarantees to third parties under some of the Company’s operating leases relating to a portion of the aircraft values at the termination of the leases, regardless of whether or not the liability is probable, and a corresponding prepaid rent asset.  As at April 30, 2007, this liability was equal to $17.9 million (2006 - $12.1 million).  The corresponding prepaid rent assets related to operating lease asset value guarantees are being amortized on a straight-line basis over the lease term of the specific lease to which they relate.  The liability is reduced as the Company is released from risk upon expiration or settlement of the guarantee.

(iv)	Proportionate foreign currency translation loss due to partial reduction in subsidiary net investment

Under Canadian GAAP, a proportionate amount of CTA is recognized in earnings when a net investment is partially sold or reduced.  Under US GAAP, CTA is only released when a net investment is substantially or completely liquidated.

102

(v)	Foreign currency translation

Under Canadian GAAP, foreign currency translation adjustments related to self-sustaining subsidiaries arising on consolidation are included as a separate component of shareholders’ equity until realized.  Under US GAAP, the related translation adjustments are included in other comprehensive earnings.  Under US GAAP, the foreign currency translation gain or loss on the revaluation of foreign currency denominated debt designated and qualifying as effective hedges of the Company’s net investments is included in other comprehensive earnings, whereas under Canadian GAAP it is included as a separate component of shareholders’ equity until realized.

(vi)	Minimum pension liability

Under US GAAP, if the accrued benefit obligation related to defined benefit pension plans exceeds the fair value of plan assets, an additional minimum liability shall be recognized with an equal amount to be recognized as an intangible asset, provided that the intangible asset recognized shall not exceed the amount of unrecognized prior service cost.  Any excess of the additional minimum liability over the unrecognized prior service cost is recorded as a separate component of other comprehensive earnings net of income taxes as a minimum pension liability adjustment.

Under US GAAP, the Company is required to recognize the funded status of its defined benefit pension and other post-retirement benefit plans on the balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax as prescribed by FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans, an amendment to FASB Statements No. 87, 88, 106, and 132(R) (“Statement 158”).

The incremental effects of adopting the provisions of Statement 158 on the Company’s balance sheet at April 30, 2007 are presented below:

	Prior to Adopting Statement 158[1]	Effect of Adopting Statement 158	As Reported
Other assets	$5,788	$(3,940)	$1,848
Other liabilities	58,185	83,832	142,017
Future income taxes	16,009	25,905	41,914
Accumulated other comprehensive loss	46,797	61,867	108,664

[1]
Includes the effect of recognizing an additional minimum pension liability (reduction of $10.4 million and $16.5 million, net of tax for fiscal 2007 and fiscal 2006, respectively) included in other comprehensive earnings had the Company not been required to adopt Statement 158 at April 30, 2007.

The adoption of Statement 158 had no effect on the Company’s consolidated statement of earnings for the year ended April 30, 2007, or for any prior period presented, and it will not affect the Company’s earnings in future periods, but will affect comprehensive earnings in future periods.

(vii)	Foreign currency cash flow hedges

Under US GAAP, changes in the fair value of foreign currency contracts qualifying as effective cash flow hedges are recorded in other comprehensive earnings net of income taxes.  These amounts are recognized in net earnings as the hedged transactions occur.

(viii)	Unrealized gains on securities

Under US GAAP, unrealized holding gains and losses on available-for-sale securities are recorded in other comprehensive earnings net of income taxes.  These amounts are recognized in net earnings as they are realized.

(ix)	Income taxes

The computation of income taxes related to the adjustments above are based on the nature of the adjustment and the jurisdiction in which the adjustment originated.  The Company operates in various jurisdictions which are subject to local tax legislation, resulting in varying effective tax rates for each reconciling item.  The following statutory income tax rates by jurisdiction were used to compute the tax impact of each adjustment in the years ended April 30:

	2007	2006
Canada	34.12%	34.12%
United Kingdom	30.00%	30.00%
Norway	28.00%	28.00%
The Netherlands	29.60%	30.50%
Australia	30.00%	30.00%
Barbados	2.46%	2.04%

103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
April 30, 2007 and 2006 (Tabular amounts in thousands unless otherwise noted, except per share amounts)

(x)	Assets under construction

Under US GAAP, the Company is required to record assets under construction as prescribed by EITF 97-10, The Effect of Lessee Involvement in Asset Construction.  These amounts relate to aircraft purchase agreements which were novated to certain lessors.  Assets under construction and the corresponding obligation relating to assets under construction totalled $179.4 million at April 30, 2007 (2006 - $nil).  Once the aircraft are delivered under these agreements, a sale-leaseback transaction will occur as the Company will enter into operating leases with lessors.  This will result in the removal of assets under construction and the corresponding liability at that time.

(xi)	Foreign currency embedded derivatives

Under US GAAP, the Company is required to record embedded derivatives that require separation from their host contracts as prescribed by FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.

(c)	Consolidated statements of cash flows

Under Canadian GAAP, the presentation of a subtotal of the amount of cash provided by operating activities before the change in non-cash working capital in the statement of cash flows is permitted.  Under US GAAP, such presentation is not permitted.

(d)	Consolidated statements of changes in shareholders’ equity

	2007	2006
	(Restated)	(Restated)
Capital Stock
Balance, beginning of year	$240,152	$239,469
Shares issued to employees for cash
Share option plan	5,611	-
Share purchase plan	686	496
Debt conversion	5,000	-
Change in employee share purchase loans	248	187
Balance, end of year	251,697	240,152
Contributed Surplus
Balance, beginning of year	3,412	2,340
Stock based compensation expense	1,630	1,072
Balance, end of year	5,042	3,412
Retained Earnings
Balance, beginning of year	327,526	214,506
Net income	34,713	130,103
Dividends	(21,912)	(17,083)
Balance, end of year	340,327	327,526
Accumulated Other Comprehensive Loss, Net of Tax
Balance, beginning of year	(136,039)	(74,133)
Foreign currency translation adjustment	42,059	(79,713)
Minimum pension liability	10,409	16,460
Unrealized gains on foreign currency cash flow hedges	(2,048)	2,734
Unrealized gains on securities	-	(1,387)
FAS 158 cumulative adjustment	(61,867)	-
Balance, end of year	$(147,486)	$(136,039)
Shareholders' equity, end of year	$449,580	$435,051

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(e)	Other supplemental disclosures
	2007	2006
Payables – trade	$238,641	$138,800
Accruals	85,468	71,965
Interest accrual	16,803	16,881
Total payables and accruals	$340,912	$227,646

New Accounting Standards

(i)	Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement.  SFAS 157 is effective for financial statements issued for the Company’s fiscal year beginning May 1, 2008, and interim periods within that fiscal year.  The Company is currently evaluating the implications of this Statement.

(ii)	Uncertainty in Income Taxes

In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 requires a two-step approach when evaluating a tax position.  The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained.  The second step is to measure the appropriate amount of tax benefit to recognize, which will be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  The tax position should be derecognized in the first period in which it is no longer more-likely-than-not that the tax position will be sustained upon examination.  FIN 48 is effective for the Company’s fiscal year beginning May 1, 2007.  The Company is currently evaluating the implications of this Statement.

(iii)	Quantifying Misstatements in the Financial Statements

In September 2006, the SEC Staff issued Staff Accounting Bulletin 108, Quantifying Misstatements in the Financial Statements (“SAB 108”).  SAB 108 requires that misstatements identified in the current year as a result of prior year misstatements be quantified and evaluated using a dual approach which includes an income statement and balance sheet assessment of any misstatement.  SAB 108 is effective for fiscal years ending after November 15, 2006.  The implementation of SAB 108 did not have a material impact on the Company’s consolidated financial statements.

33.	SUBSEQUENT EVENT

(a)    Sale of Survival-One

Subsequent to the year ended April 30, 2007, the Company announced the completion of the sale of Survival-One, the Company’s Aberdeen based, non-core operating unit engaged in the manufacture, repair and distribution of cold-water survival suits and other safety equipment for gross proceeds of approximately $37 million.  A gain on sale of approximately $18 million will be recorded in the first quarter of fiscal 2008, subject to any post-closing adjustments.

(b)    Renewal of Credit Facility

Subsequent to the year ended April 30, 2007, the Company reclassified the outstanding balance under the senior revolving credit facility to “Long-term debt” on the financial statements, as the facility has been renewed with the maturity date extended to September 2010.  The refinancing will provide an additional US $100 million of capacity at interest rates that are consistent with previous agreements.

105